As filed with the Securities and Exchange Commission on October 20, 2006

Registration No. 333-137923

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORTHWEST PIPE COMPANY

(Exact name of registrant as specified in its charter)

Oregon	93-0557988
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 SW Market Street, Suite 1800

Portland, Oregon 97201

503-946-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian W. Dunham

President and Chief Executive Officer

Northwest Pipe Company

200 SW Market Street, Suite 1800

Portland, Oregon 97201

503-946-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Gregory E. Struxness, Esq. Brenda L. Meltebeke, Esq. Ater Wynne LLP 222 SW Columbia, Suite 1800 Portland, Oregon 97201 (503) 226-1191	Christopher M. Kelly, Esq. Jones Day 222 East 41st Street New York, New York 10017-6702 (212) 326-3939

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practical after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 20, 2006

1,700,000 Shares

Common Stock

We are offering 1,700,000 shares of our common stock. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “NWPX.” The last reported sale price of our common stock on the Nasdaq Global Select Market on October 19, 2006 was $30.74 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, Before Expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 255,000 shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares on or about                          , 2006.

Jefferies & Company

D.A. Davidson & Co.

The date of this prospectus is                          , 2006.

PRESSURE CLASS DESIGN ENGINEERED STEEL PIPE WATER SYSTEMS

Northwest Pipe Company

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should not assume that information appearing in or incorporated by reference into this prospectus is accurate as of any date other than the date mentioned on the front cover of this prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section, our consolidated financial statements and the notes thereto and the documents incorporated by reference into this prospectus. In this prospectus, unless the context requires otherwise, “we,” “us,” “our” and “Northwest Pipe” refer to Northwest Pipe Company and its consolidated subsidiaries.

Our Business

We are a leading North American manufacturer of large-diameter, high-pressure steel pipeline systems for use in water infrastructure applications, primarily related to drinking water systems. Our pipeline systems are also used for hydroelectric power systems, wastewater systems and other applications. With a history that dates back more than 100 years, we have established a leading position based on a strong, widely recognized reputation for quality and service and an extensive array of product offerings. Our manufacturing facilities are strategically located throughout North America to provide us with broad geographic coverage of our target markets, giving us competitive advantages in serving our customers.

We manufacture water infrastructure products through our Water Transmission Group, which in 2005 generated approximately 70% of our net sales. We market our water infrastructure products through an in-house sales force comprised of sales representatives, engineers and support personnel who work closely with public water agencies, contractors and engineering firms, often years in advance of projects being bid. This allows us to not only identify and evaluate planned projects at early stages, but also to participate in the engineering and design process and ultimately promote the advantages of our systems. Our sales have historically been driven by the need for new water infrastructure, which is based primarily on overall population growth and population movement between regions. We believe the need for new water infrastructure will continue to be a significant growth driver for us and, importantly, will be accompanied by the increasing need for water infrastructure upgrades, repairs and replacements due to the aging and outdated water infrastructure systems throughout North America.

In addition to manufacturing water infrastructure products, we also manufacture other welded steel products through our Tubular Products Group and our Fabricated Products Group, which in 2005 generated approximately 25% and 5%, respectively, of our net sales. Our Tubular Products Group has the capability to manufacture a broad array of small-diameter, electric resistance welded, or ERW, steel pipe for use in a wide range of applications, including construction, agricultural, industrial, energy and traffic signpost systems. Our Fabricated Products Group manufactures a variety of aboveground and underground liquid propane storage tanks for residential, commercial and industrial applications. Over the past year, our Fabricated Products Group has developed several new products that we are currently marketing to OEMs in the transportation, energy and water industries.

The mailing address and telephone number of our principal executive offices are 200 SW Market Street, Suite 1800, Portland, Oregon 97201 and (503) 946-1200. Our website is www.nwpipe.com. Information contained on or accessible through our website is not a part of this prospectus.

Our Industries

Water Transmission

The U.S. market for water delivery equipment and systems is estimated to be approximately $11 billion annually. Within this market, we focus on engineered pipeline systems that utilize large-diameter, high-pressure steel pipe. In addition to these water infrastructure applications, our Water Transmission Group manufactures products for certain structural piling applications and in-plant pipeline systems for power plants and other industrial applications. We believe the current addressable market for the products sold by our Water Transmission Group is approximately $750 million to $850 million. Our core market is the large-diameter, high-pressure portion of the pipeline that is typically at the “upper end” of a pipeline system. This is the portion of the overall water pipeline that generally transports water from the source to a treatment plant or from a treatment plant into the distribution system, rather than the small lines that deliver water directly into households. However, we also have the ability to produce small-diameter pipe.

A combination of population growth and movement to new population centers, substantial under-investment in water infrastructure over the past several decades and an increasingly stringent regulatory environment are driving considerable and growing demand for water infrastructure products in the United States. These trends are increasing the need for new water infrastructure as well as the need to upgrade, repair and replace existing water infrastructure, which we believe will significantly increase the demand for our water infrastructure products and other products related to water transmission and distribution.

The primary drivers of growth in new water infrastructure installation are population growth and movement. According to the U.S. Census Bureau, the population of the United States will increase by over 80 million people between 2000 and 2030. The resulting increase in demand will require substantial new infrastructure, as the existing U.S. water infrastructure is not equipped to provide water to millions of new residents. The combination of population growth and movement is projected to result in more than 70 million new residents in the southern and western regions of the United States. Our manufacturing facilities are well located to take advantage of the anticipated growth in these regions.

Many authorities, including the U.S. Environmental Protection Agency, or EPA, believe the U.S. water infrastructure is in critical need of an update. With the average age of water transmission pipes in the United States approaching 70 years, much of the U.S. water infrastructure is antiquated and requires upgrade, repair or replacement. Some water transmission pipelines in the United States are over 100 years old, and the American Society of Civil Engineers has given poor ratings to many aspects of the U.S. water infrastructure in a recent study. By 2020, approximately 44% of the water pipe in the United States will be classified as “poor” to “life-elapsed” if renewal or replacement of the existing infrastructure does not occur. In its third national assessment of public water system infrastructure, the EPA in 2005 estimated that a total investment of approximately $277 billion will be needed to install, upgrade and replace infrastructure over the next 20 years. The EPA estimates that approximately $184 billion of this needed investment applies to the rehabilitation or replacement of deteriorated or undersized water transmission and distribution infrastructure.

Increased public awareness of problems with the quality of drinking water and efficient water usage has resulted in more stringent application of federal and state environmental regulations. The need to comply with these regulations in an environment of heightened public awareness towards water issues is expected to contribute significantly to growth in the water infrastructure industry over the next several years. Water systems will need to be installed, upgraded and replaced in order to satisfy these water quality laws and regulations while overall demand for water continues to increase.

Tubular Products

The tubular products industry encompasses a wide variety of products serving a diverse group of end markets. We have been active in several of these markets, including fence framework, mechanical tubing, agriculture, energy, traffic signpost systems, fire protection sprinkler systems and structural tubing. Currently, we are focusing our efforts on products for which we believe we have sustainable advantages, and we are reducing our production of commodity products that are subject to heavy import competition. Within our focus markets, we believe both traffic signpost systems and energy products offer significant growth opportunities. We manufacture several different signpost systems and believe this business will grow over the next several years as our systems become adopted in additional states and jurisdictions. Our sales to the energy market have grown substantially in the past two years. We are currently manufacturing products for the energy market under a marketing agreement with Lone Star Steel and expect to see continued growth in sales as we expand this product line.

Fabricated Products

The overall metal fabrication industry is extremely diverse, covering a wide range of products and end markets. Within this industry, our Fabricated Products Group currently focuses on propane tanks. Our tanks, ranging in size from 120 gallons to 1,000 gallons, comprise the vast majority of our production today. Propane tanks are sold to gas dealers for home heating, agricultural and light industrial applications. Over the past two years, we have diversified into other segments of the broader metal fabrication industry and now offer tanks and other metal components to OEMs. Examples of these products include components used in industrial heat exchangers, tanks used for compressed air systems, specialty vessels used in material handling systems and tanks used in oil and gas processing. We are also evaluating several opportunities that will provide components for medium and heavy trucks.

Competitive Strengths

We believe we enjoy a number of important competitive strengths that drive our success, differentiate us from our competitors and support our market positions, including:

Recognized Industry Leader. We are a leading supplier of large-diameter, high-pressure steel pipeline systems for water infrastructure in North America. We have a long and distinguished history as a manufacturer of steel pipe for water infrastructure systems dating back over 100 years, providing us with a widely recognized reputation as an industry leader based on quality and service. This reputation, coupled with strong relationships with public water agencies, contractors and engineering firms, places us in an advantageous position in bidding for many potential projects.

Full Range of High-Quality Products and Capabilities. We believe we provide the most extensive array of large-diameter, high-pressure, welded steel pipeline systems for water infrastructure in North America. We are capable of producing custom-designed welded steel pipe up to 156 inches in diameter and 60 feet in length. We offer custom fabrication, coatings and linings, and complete engineered systems that meet the most rigorous standards. Additionally, our computer-aided design, technical expertise and in-house testing ensure that all projects meet the highest standards of reliability. In 2006, we registered our internationally accepted ISO-quality systems to multi-site status to provide uniform quality compliance across all our facilities in the United States, and we expect our Monterrey, Mexico facility to reach this status by the end of 2006. Our quality management system emphasizes continuous improvement and ensures that we consistently provide products that meet or exceed customer and applicable regulatory requirements. Additionally, we emphasize customer service during and following installation and supply a full range of support and field services.

Strategic Location of Manufacturing Facilities. We have broad geographic coverage of our markets due to our strategically located manufacturing facilities, positioning us as the only truly national manufacturer of steel pipeline systems for water infrastructure. Our multiple facilities provide the ability to meet tight customer deadlines by supplying products from more than one plant when necessary and allow us to shift projects between plants to maximize capacity utilization and market coverage. We believe our proximity to customers is a significant competitive advantage over more distant, regional competitors because we are able to minimize the cost of transportation.

Proactive Sales and Marketing Effort. Our dedicated sales force and engineering teams work directly with municipalities and others in order to identify projects well in advance of bidding. As water infrastructure projects are developed, our engineers are often consulted on potential design issues and provide information to agencies and others to assist in their design efforts. We also expend considerable effort in building relationships with contractors and engineering firms, facilitating our work in the bidding process. We believe we are competitive in nearly all large-diameter, high-pressure water infrastructure pipeline projects in the United States due to (1) our ability to manufacture solutions that are tailored to the specific needs of a project, including customizing to meet a wide variety of design requirements and installation contractors’ plans, (2) our widely recognized reputation for quality products, engineering and service and (3) our broad geographic reach.

Low-Cost Manufacturing and Sourcing Capabilities. We believe our manufacturing facilities are generally cost competitive across a broad range of products. Our plants were constructed or acquired at relatively low cost and have remained efficient through investments in manufacturing technologies and equipment. Combining our efficient production with our national platform typically positions us as the low-cost producer on a delivered basis for the majority of projects on which we bid. Additionally, we believe we are able to achieve favorable raw material pricing due to the large volume of steel that we consume.

Well Positioned in Niche Markets in Tubular Products. A portion of our business involves the manufacture of tubular products with light wall thicknesses relative to diameters. These products are sold in niche markets that have limited competition and typically generate high margins. We believe we are well positioned to maintain our competitive position in these products while focusing on growth in larger markets, including traffic signpost and energy markets.

Highly Experienced and Proven Management Team. Our senior management team has extensive operating experience, with, on average, more than 21 years of experience in the industry and a proven track record, enabling us to recognize and capitalize upon attractive opportunities in our key markets. In addition, we have a talented, experienced and dedicated mid-level management group across our business segments. We believe the vision, strength and experience of our management team continue to contribute to our profitability and that the strategies and initiatives we have developed and implemented in recent years position us for sustained improvement in shareholder value.

Business Strategy

Our business strategy is focused on sustaining and building the market leadership position of our Water Transmission Group, while growing revenues and enhancing profitability in our Tubular Products Group and Fabricated Products Group. Key elements of our strategy are to:

Capitalize on Growth in Attractive Water Infrastructure Industry. We are capitalizing on the projected growth in the water infrastructure industry by leveraging our strong reputation, quality, diversified products, broad geographic reach, low costs and extensive distribution channels and relationships. We have a leading position in the markets we currently serve and will expand our distribution channels and customer relationships to pursue new opportunities. We believe the growing and shifting population of the United States will continue to fuel demand for new water infrastructure, while the significant need for water infrastructure replacement in the United States will drive our industry in the years ahead.

Develop New Markets for Product Lines. We are actively developing and expanding our existing product lines into new markets. We are pursuing opportunities in structural piling, industrial pipeline and power plant pipeline systems. We believe these markets represent a clear opportunity for growth, and we have been successful on a number of these types of projects in 2006. Utilizing our current production facilities to expand into these new markets should increase our capacity utilization and, as a result, reduce our overall costs on a per unit basis.

Pursue New Opportunities in Complementary Product Lines. We are pursuing new products and services that are complementary to our water infrastructure pipeline systems, focusing on products and services that can be sold through the same distribution channels and to the same customers that we currently serve. By extending our offerings into these related products and services, we will increase the size of our market within the water infrastructure industry. Additionally, by offering our customers a wider range of products and services in connection with specific water infrastructure projects, we may capture a larger share of our current market.

Expand International Market Reach and Presence. We believe international expansion is a natural element in our growth strategy for several aspects of our business, including manufacturing, purchasing and sales. We have maintained an international manufacturing presence since 1998 through our facility in Monterrey, Mexico and are currently evaluating potential strategic relationships in China for manufacturing and sourcing materials. To date, we have sold products in 11 countries, with the majority of our international projects located in Latin America. We are also bidding on projects in North Africa and the Middle East. We believe there is an opportunity to add significant revenue based on increasing our international presence.

Focus on Competitive Advantages in Tubular Products. We are seeking profitable growth opportunities for our Tubular Products Group in areas where we can maintain competitive advantages while reducing our reliance on commodity products that are subject to heavy import competition. At our Houston, Texas facility, we are focusing on manufacturing traffic signpost systems, while at our Atchison, Kansas facility we are focusing on our rapidly growing energy product line, as well as our historical product mix.

Grow into Higher Value-Added Segments in Fabricated Products. We believe our Fabricated Products Group has substantial growth opportunities due to the combination of our ability to perform complex fabrication and our low cost structure. We are currently pursuing prototypes and trial orders for fabricated vessels and other metal components for OEMs in the transportation, energy and water industries. In addition, we are beginning to produce specially fabricated pipeline parts at our Monterrey, Mexico facility for use in water infrastructure projects throughout the United States.

Continue Focus on Operational Efficiency and Reducing Costs. We continually seek opportunities to improve our manufacturing facilities and use our substantial manufacturing expertise to further reduce our cost structure and increase our margins. Currently, we have identified a number of capital and operational improvements, including facility upgrades, revisions to material flow processes and other refinements, which will allow us to improve our overall efficiency.

Maintain Best-in-Class Engineering, Technical Excellence and Superior Quality. We are committed to manufacturing high quality products that exceed customer expectations, with an emphasis on products that are safe, strong, durable and adaptable. We continue to pursue superior product engineering, design and innovation through our technologically-advanced manufacturing processes. Specific initiatives include:

•	Acquiring the exclusive rights to a coating used for water infrastructure pipeline systems known as Pritec®.

•	Developing a new joint for steel pipe that has significant installation advantages.

•	Developing a state-of-the-art pipeline design and layout system.

•	Developing an internal industrial engineering department that has produced much of our own equipment.

Recent Developments

On October 19, 2006, we announced our preliminary financial results for our third quarter ended September 30, 2006. The following discussion includes information from our earnings release. You should read this discussion in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

We reported total net sales of $92.4 million for the third quarter of 2006 compared to $86.8 million in the third quarter of 2005. Net income for the third quarter of 2006 was $4.1 million, or $0.57 per diluted share, compared to $4.0 million, or $0.56 per diluted share, in the third quarter of 2005. Our backlog at September 30, 2006 was $195 million, an increase of approximately 55% from our backlog of $126 million at September 30, 2005.

Sales in our Water Transmission Group were $65.5 million in the third quarter of 2006, compared to $61.7 million for the third quarter of 2005. Gross profit for our Water Transmission Group was $12.7 million, or 19.4% of segment net sales, during the third quarter of 2006 compared to $12.7 million, or 20.6% of segment net sales, for the comparable period last year.

Our Tubular Products Group’s net sales were $22.3 million in the third quarter of 2006 compared to $20.5 million for the third quarter of 2005. Gross profit for our Tubular Products Group was $2.2 million for the third quarter of 2006 compared to $1.1 million in the third quarter of 2005. Gross profit as a percent of segment net sales was 10.1% in the third quarter of 2006 compared to 5.3% in the third quarter of 2005.

Our Fabricated Products Group generated net sales of $4.7 million during the third quarter of 2006 compared to $4.5 million during the third quarter of 2005. Gross profit was $243,000 for the third quarter of 2006 compared to $454,000 for the same quarter last year.

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales:
Water transmission	$65,481	$61,747	$172,771	$177,743
Tubular products	22,272	20,486	63,765	62,932
Fabricated products	4,665	4,521	12,556	11,263

Total net sales	92,418	86,754	249,092	251,938
Cost of sales:
Water transmission	52,756	49,038	140,057	142,242
Tubular products	20,030	19,410	56,961	58,972
Fabricated products	4,422	4,067	11,596	10,563

Total cost of sales	77,208	72,515	208,614	211,777
Gross profit:
Water transmission	12,725	12,709	32,714	35,501
Tubular products	2,242	1,076	6,804	3,960
Fabricated products	243	454	960	700

Total gross profit	15,210	14,239	40,478	40,161
Total selling, general and administrative expenses	6,989	6,633	20,298	19,166
Total gain on sale of asset	—	—	(7,674)	—

Total operating income	8,221	7,606	27,854	20,995
Interest expense	1,832	1,897	5,320	5,499

Income before income taxes	6,389	5,709	22,534	15,496
Provision for income taxes	2,310	1,733	8,494	5,501

Net income	$4,079	$3,976	$14,040	$9,995

Net income per basic share	$0.59	$0.58	$2.05	$1.48
Net income per diluted share	$0.57	$0.56	$1.97	$1.42
Weighted average shares used in net income per basic share	6,866	6,822	6,854	6,762
Weighted average shares used in net income per diluted share	7,162	7,112	7,139	7,050

	September 30, 2006	December 31, 2005
	(unaudited)
	(in thousands)
Balance Sheet Data:
Assets:
Cash and cash equivalents	$99	$133
Trade and other receivables, net	67,056	64,538
Cost and estimated earnings in excess of billings on uncompleted contracts	67,701	73,161
Inventories	66,273	51,070
Other current assets	3,716	7,435

Total current assets	204,845	196,337
Property and equipment, net	133,574	117,369
Other assets	25,532	24,779

Total assets	$363,951	$338,485

Liabilities:
Current maturities of long-term debt	$9,571	$9,361
Accounts payable	48,092	28,914
Accrued liabilities	9,491	7,634

Total current liabilities	67,154	45,909
Long-term note payable to financial institution	34,589	41,353
Other long-term debt, less current maturities	53,018	53,578
Other liabilities	34,893	38,180

Total liabilities	189,654	179,020
Stockholders’ equity	174,297	159,465

Total liabilities and stockholders’ equity	$363,951	$338,485

Because the financial statements for our third quarter ended September 30, 2006 have not yet been finalized, information regarding this period is subject to change and actual results for this period may differ materially from these preliminary results. In addition, preliminary results for the three months and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other future period.

The Offering

Common stock offered by us	1,700,000 shares

Common stock to be outstanding after this offering	8,568,720 shares

Use of proceeds	We expect to use the net proceeds from this offering to purchase equipment we lease under operating leases and repay borrowings under our credit facility. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 255,000 shares solely to cover over-allotments.

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page 11 of this prospectus before investing in our common stock.

Nasdaq Global Select Market symbol	NWPX

The number of shares to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2006. Unless we specifically state otherwise, the information contained in this prospectus:

•	is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us; and

•	excludes 697,578 shares of common stock reserved for issuance upon the exercise of options granted under our stock option plans.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data as of the dates and for the periods shown. The Balance Sheet Data as of December 31, 2005, 2004 and 2003 and the Statement of Operations Data and Statement of Cash Flow Data for the years then ended are derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The Balance Sheet Data as of June 30, 2006 and 2005 and the Statement of Operations Data and Statement of Cash Flow Data for the six-month periods then ended are derived from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other future period. You should read the summary consolidated financial data presented below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$329,006	$291,910	$244,987	$156,674	$165,184
Gross profit	53,790	49,296	33,228	25,268	25,922
Gross profit percentage	16.3%	16.9%	13.6%	16.1%	15.7%
Operating income	27,472	26,170	10,935	19,632	13,389
Income before income taxes	20,089	19,824	5,725	16,145	9,787
Net income	13,386	12,377	3,531	9,961	6,019
Net income per basic share	$1.97	$1.87	$0.54	$1.45	$0.89
Net income per diluted share	1.90	1.83	0.53	1.40	0.86
Weighted average shares used in net income per basic share	6,781	6,618	6,553	6,848	6,731
Weighted average shares used in net income per diluted share	7,063	6,768	6,660	7,128	7,012

Statement of Cash Flow Data:
Depreciation and amortization	$5,451	$6,203	$4,694	$1,846	$2,683
Capital expenditures	18,502	11,995	11,115	15,513	11,016

Balance Sheet Data (as of period end):
Working capital	$150,428	$97,932	$71,023	$137,260	$109,014
Total assets	338,485	335,403	280,010	346,714	341,984
Short-term debt (including current portion of long-term obligations)	9,361	40,199	41,477	9,313	55,033
Long-term debt, less current portion	94,931	59,689	35,914	84,751	58,599
Total debt	104,292	99,888	77,391	94,064	113,632
Stockholders’ equity	159,465	144,152	131,651	170,065	151,817

Other Data (as of period end):
Backlog	$125,579	$128,879	$73,783	$163,286	$149,967

RISK FACTORS

You should carefully consider the following risks and uncertainties, and all other information contained in or incorporated by reference into this prospectus, before you decide to purchase our common stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our business, financial condition or results of operations. Any of the following risks, should they materialize, could adversely affect our business, financial condition or results of operations. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

A downturn in government spending related to public water transmission projects would adversely affect our business.

Our water transmission business accounted for approximately 70% of our net sales in 2005. Our water transmission business is primarily dependent upon spending on public water transmission projects, including water infrastructure upgrades, repairs and replacement and new water infrastructure spending, which, in turn, depends on, among other things:

•	the need for new or replacement infrastructure;

•	the priorities placed on various projects by governmental entities;

•	federal, state and local government spending levels, including budgetary constraints related to capital projects and the ability to obtain financing; and

•	the ability of governmental entities to obtain environmental approvals, right-of-way permits and other required approvals and permits.

Decreases in the number or government funding of public water transmission projects would adversely affect our business, financial condition and results of operations.

Project delays in public water transmission projects could adversely affect our business.

The public water agencies constructing water transmission projects generally announce the projects well in advance of the bidding and construction process. It is not unusual for projects to be delayed and rescheduled. Projects are delayed and rescheduled for a number of reasons, including changes in project priorities, difficulties in complying with environmental and other government regulations and additional time required to acquire rights-of-way or property rights. Delays in public water transmission projects may occur with too little notice to allow us to replace those projects in our manufacturing schedules. As a result, our business, financial condition and results of operations may be adversely affected by unplanned downtime.

We operate in highly competitive industries, and increased competition could reduce our gross profit and net income.

We face significant competition in all of our businesses. Orders in the water transmission business are competitively bid, and price competition can be vigorous. Price competition may reduce the gross margin on sales, which may adversely affect overall profitability. Other competitive factors include timely delivery, ability to meet customized specifications and high freight costs. Although our water transmission manufacturing facilities in Oregon, Colorado, California, West Virginia and Texas allow us to compete effectively throughout the United States, Canada and Mexico, we cannot assure you that new or existing competitors will not establish new facilities or expand capacity within our market areas. New or expanded facilities or new competitors could have a material adverse effect on our ability to capture market share and maintain product pricing in our water transmission business. There are many competitors in the tubular products and fabricated products businesses, and price is often a prime consideration for purchase of our products. Price competition may reduce our gross profit, which may adversely affect our net income. Some of our competitors have greater financial, technical and marketing resources than we do. We cannot assure you that we will be able to compete successfully with our competitors. Failure to compete successfully could reduce our gross profit and net income, as well as have a material adverse effect on our business, financial condition and results of operations.

Operating problems in our business could adversely affect our business, financial condition and results of operations.

Our manufacturing operations are subject to typical hazards and risks relating to the manufacture of products such as:

•	explosions, fires, inclement weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	an inability to obtain or maintain required licenses or permits; and

•	environmental hazards such as chemical spills, discharges or releases of toxic or hazardous substances or gases into the environment or workplace.

The occurrence of any of these operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of these operating difficulties. These operating problems may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. In addition, individuals could seek damages for alleged personal injury or property damage. Furthermore, we could be subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. Although we maintain property and casualty insurance of the types and in the amounts that we believe are customary for our industries, we cannot assure you that our insurance coverage will be adequate for liability that may be ultimately incurred or that such coverage will continue to be available to us on commercially reasonable terms. Any claims that result in liability exceeding our insurance coverage could have an adverse effect on our business, financial condition and results of operations.

Our water transmission business faces competition from concrete and ductile iron pipe manufacturers.

Water transmission pipe is manufactured generally from steel, concrete or ductile iron. Each pipe material has advantages and disadvantages. Steel and concrete are more common materials for larger diameter water transmission pipelines because ductile iron pipe generally is limited in diameter due to its manufacturing process. The public agencies and engineers who determine the specifications for water transmission projects analyze these pipe materials for suitability for each project. Individual project circumstances normally dictate the preferred material. If we experience cost increases in raw materials, labor and overhead specific to our industry or the location of our facilities, while competing products or companies do not experience similar changes, we could experience an adverse change in the demand, price and profitability of our products, which could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly results of operations are subject to significant fluctuation.

Our net sales and operating results may fluctuate significantly from quarter to quarter due to a number of factors, including:

•	the schedule of production of water transmission orders, including unplanned down time due to project delays;

•	the commencement, completion or termination of contracts during any particular quarter;

•	the seasonal variation in demand for tubular products and fabricated products;

•	fluctuations in the cost of steel and other raw materials; and

•	competitive pressures.

Results of operations in any period are not indicative of results for any future period, and comparisons between any two periods may not be meaningful.

We depend on our senior management team, and the loss of any member could adversely affect our operations.

Our success depends on the management and leadership skills of our senior management team. The loss of any of these individuals, particularly Brian W. Dunham, our president and chief executive officer, or our inability to attract, retain and maintain additional personnel, could prevent us from fully implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel.

The success of our business is affected by general economic conditions, and our business may be adversely affected by an economic slowdown or recession.

Periods of economic slowdown or recession in the United States, or the public perception that one may occur, could decrease the demand for our products, affect the price of our products and adversely impact our business. We have been impacted in the past by the general slowing of the economy and any future economic slowdowns could have an adverse impact on our business, financial condition and results of operations.

Fluctuations in steel prices may affect our future results of operations.

Purchased steel represents a substantial portion of our cost of sales, particularly in our tubular products and fabricated products businesses. The steel industry is highly cyclical in nature, and, at times, pricing can be highly volatile due to a number of factors beyond our control, including general economic conditions, import duties, other trade restrictions and currency exchange rates. This volatility can significantly affect our gross profit. Although we seek to recover increases in steel prices through price increases in our products, we have not always been completely successful. For example, in 2003, when the price of steel increased, we were unable to pass along the price increase to our customers, which adversely affected our results of operations. Any similar increase in steel prices that is not offset by an increase in our prices could have an adverse effect on our business, financial condition and results of operations.

We may be subject to claims for damages for defective products, which could adversely affect our business, financial condition and results of operations.

We warrant our products to be free of certain defects. Losses may result or be alleged to result from defects in our products, which could subject us to claims for damages, including consequential damages. For example, in July 2004, we settled a product liability class action suit relating to small-diameter, thin-walled fire sprinkler pipe. Pursuant to the terms of the settlement, if the remaining insurance funds of approximately $2.4 million are exhausted, we would be obligated to pay class members who have a qualifying leak at any time from July 7, 2004 to July 7, 2019 an aggregate of up to $500,000 per year for qualifying claims (or up to $1.0 million per year in the three years following July 7, 2019 for qualifying claims previously submitted). We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. While we currently have product liability insurance, we cannot assure you that our product liability insurance coverage will be adequate for liability that may be ultimately incurred or that such coverage will continue to be available to us on commercially reasonable terms. Any claims relating to defective products that result in liability exceeding our insurance coverage could have an adverse effect on our business, financial condition and results of operations.

Sustained increases in fuel costs could have an adverse impact on our profitability.

We have recently experienced significant increases in fuel costs as a result primarily of macro-economic factors beyond our control. The price of fuel fluctuates significantly over time, and events beyond our control such as natural disasters could adversely affect the supply and cost of fuel. Although we seek to recover increases in fuel costs through price increases in our products, we have not always been completely successful. Any increase in fuel costs that is not offset by increases in our prices could have an adverse impact on our business, financial condition and results of operations.

Our products might not obtain necessary approvals or achieve market acceptance, which could adversely affect our growth.

We will continue to actively seek to develop new products and to expand our existing products into new markets, but we cannot assure you that we will be successful in these efforts. In the traffic signpost systems market, our products generally have to be approved by governmental agencies, and we cannot assure you that we will be able to obtain or maintain such approval. If we are unsuccessful in developing and marketing new products, expanding into new markets, or we do not obtain or maintain requisite approvals for our products, the demand for our products will be adversely affected, which could adversely affect our business, financial condition and results of operations.

We have foreign operations, which exposes us to the risks of doing business abroad.

Our fabricated products are manufactured at our Monterrey, Mexico facility, primarily for export to the United States. Any material changes in the quotas, regulations or duties on imports imposed by the U.S. government and its agencies or on exports imposed by Mexico and its agencies could adversely affect our operations in Mexico.

We also sell some of our products internationally, and part of our business strategy contemplates international growth. Our foreign activities are also subject to various other risks of doing business in a foreign country, including:

•	currency fluctuations;

•	transportation delays and interruptions;

•	political, social and economic instability and disruptions;

•	government embargoes or foreign trade restrictions;

•	the imposition of duties, tariffs and other trade barriers;

•	import and export controls;

•	labor unrest and current and changing regulatory environments;

•	limitations on our ability to enforce legal rights and remedies; and

•	potentially adverse tax consequences.

Although our operations have not been materially affected by any such factors to date, no assurance can be given that our operations may not be adversely affected in the future. Any of these events could have an adverse effect on our operations in the future by reducing the demand for our products and services, decreasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations. We cannot assure you that we will continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these customs, regulations or laws will not be modified.

We have a significant amount of outstanding debt.

We have financed our operations through cash flow from operations, available borrowings and other financing arrangements. As of June 30, 2006, we had approximately $94.1 million of outstanding debt. Our high level of debt and our debt service obligations could:

•	limit our ability to obtain additional financing for working capital or other purposes in the future;

•	reduce the amount of funds available to finance our operations, capital expenditures and other activities;

•	increase our vulnerability to economic downturns and industry conditions;

•	limit our flexibility in responding to changing business and economic conditions, including increased competition;

•	place us at a disadvantage when compared to our competitors that have less debt; and

•	with respect to our borrowings that bear interest at variable rates, cause us to be vulnerable to increases in interest rates.

Our ability to make scheduled payments on our debt will depend on our future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels and other financial, competitive and business factors, many of which are beyond our control.

Additionally, the agreements governing our outstanding debt include financial and other restrictive covenants that impose certain requirements with respect to our financial condition and results of operations and general business activities. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants require us to maintain certain financial ratios and place restrictions on, among other things, our ability to incur certain additional debt and to create liens or other encumbrances on assets. A failure to comply with the requirements of these covenants, if not waived or cured, could permit acceleration of the related debt and acceleration of debt under other instruments that include cross-acceleration or cross-default provisions. If any of our debt is accelerated, we cannot assure you that we would have sufficient assets to repay such debt or that we would be able to refinance such debt on commercially reasonable terms or at all.

Our backlog is subject to reduction and cancellation.

Backlog represents products or services that our customers have committed by contract to purchase from us. Our backlog as of June 30, 2006 was $163.3 million. Our backlog is subject to fluctuations and is not necessarily indicative of future sales. Moreover, cancellations of purchase orders or reductions of product quantities could materially reduce our backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog could result in lower revenues, which could adversely affect our business, financial condition and results of operations.

Our tubular products business faces intense competition from imports.

The level of imports of tubular products significantly impacts the domestic tubular products market. High levels of imports may reduce the volume of tubular products sold by domestic producers and depress selling prices of tubular products. We believe import levels are affected by, among other things, overall worldwide demand for tubular products, the trade practices of foreign governments, government subsidies to foreign producers and governmentally imposed trade restrictions in the United States. Increased imports of tubular products in the United States and Canada could adversely affect our business, financial condition and results of operations.

We are subject to stringent environmental and health and safety laws, which may require us to incur substantial compliance and remediation costs, thereby reducing our profits.

We are subject to many federal, state, local and foreign environmental and health and safety laws and regulations, particularly with respect to the use, handling, treatment, storage, discharge and disposal of substances and hazardous wastes used or generated in our manufacturing processes. Compliance with these laws and regulations is a significant factor in our business. We have incurred and expect to continue to incur significant expenditures to comply with applicable environmental laws and regulations. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of property, including property where we have disposed of our waste, and for addressing environmental conditions, including, but not limited to, the issues associated with our Portland, Oregon facility as discussed in “Business—Legal Proceedings” below. Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Consequently, we cannot assure you that existing or future circumstances, the development of new facts or the failure of third parties to address contamination at current or former facilities or properties will not require significant expenditures by us.

We expect to continue to be subject to increasingly stringent environmental and health and safety laws and regulations. It is difficult to predict the future interpretation and development of environmental and health and safety laws and regulations or their impact on our future earnings and operations. We anticipate that compliance will continue to require capital expenditures and operating costs. Any increase in these costs, or unanticipated liabilities arising, for example, out of discovery of previously unknown conditions or more aggressive enforcement actions, could adversely affect our results of operations, and there is no assurance that they will not exceed our reserves or have a material adverse effect on our business, financial condition and results of operations.

We face risks in connection with potential acquisitions.

Acquiring businesses that complement or expand our operations has been an important element of our business strategy in the past. Although we have not completed an acquisition since 1999, we continue to evaluate potential acquisitions that may expand and complement our business. We may not be able to successfully identify attractive acquisition candidates or negotiate favorable terms in the future. Furthermore, our ability to effectively integrate any future acquisitions will depend on, among other things, the adequacy of our implementation plans, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operational efficiencies. If we are unable to successfully integrate the operations of any businesses that we may acquire in the future, our business, financial condition and results of operations could be adversely affected.

The relatively low trading volume of our common stock may limit your ability to sell your shares.

Although our shares of common stock are listed on the Nasdaq Global Select Market, our average daily trading volume over the twelve months ended September 30, 2006 was approximately 15,800 shares. As a result, holders of our shares may have difficulty selling a large number of shares of our common stock in the manner or at a price that might otherwise be attainable if our shares were more actively traded.

The market price of our common stock could be subject to significant fluctuations.

Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	loss of any member of our senior management team;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructuring;

•	sales of our common stock by shareholders;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced broad fluctuations that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Accordingly, our common stock may trade at prices significantly below the offering price, and you could lose all or part of your investment in the event that you choose to sell your shares.

Certain provisions of our governing documents and Oregon law could discourage potential acquisition proposals.

Our articles of incorporation contain provisions that:

•	classify the board of directors into three classes, each of which serves for a three-year term with one class elected each year;

•	provide that directors may be removed by shareholders only for cause and only upon the affirmative vote of 75% of the outstanding shares of common stock; and

•	permit the board of directors to issue preferred stock in one or more series, fix the number of shares constituting any such series and determine the voting powers and all other rights and preferences of any such series, without any further vote or action by our shareholders.

In addition, we are subject to the Oregon Business Combination Act, which imposes certain restrictions on business combination transactions and may encourage parties interested in acquiring us to negotiate in advance with our board of directors. We also have a shareholder rights plan that acts to discourage any person or group from making a tender offer for, or acquiring, more than 15% of our common stock without the approval of our board of directors. Any of these provisions could discourage potential acquisition proposals, could deter, delay or prevent a change in control that our shareholders consider favorable and could depress the market value of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about the industries and markets in which we operate. Words such as “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “predict,” “target,” “potential,” “seek,” “estimate,” “may,” “will,” “could” and “should,” and variations of such words and other similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and many of which are beyond our control, including, without limitation, those identified in the “Risk Factors” section and elsewhere in this prospectus. Therefore, actual outcomes and results may differ materially from what is expressed, forecasted or implied in such forward-looking statements due to numerous factors, including, without limitation:

•	changes in demand for our products;

•	changes in our product mix;

•	bidding activity;

•	the timing of customer orders and deliveries;

•	the price and availability of raw materials, particularly steel, our primary raw material;

•	excess or shortage of production capacity;

•	international trade policy and regulations; and

•	other factors that we describe in the “Risk Factors” section.

Our forward-looking statements speak only as of the date on which they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $49.1 million (approximately $56.5 million if the underwriters’ over-allotment option is exercised in full), based on an assumed offering price of $30.74 per share (the last reported sale price of our common stock on the Nasdaq Global Select Market on October 19, 2006) and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use a portion of the net proceeds of this offering to purchase manufacturing equipment that we lease under certain operating leases, several of which were part of a series of sales-leaseback transactions. We expect to pay a total of approximately $34 million to purchase all of the equipment and terminate these operating leases. The remainder of the net proceeds will be used to repay a portion of the borrowings outstanding under our credit facility. At September 30, 2006, we had $34.6 million outstanding under our credit facility, bearing interest at a weighted average rate of 7.29%. The effect on our income statement will be a decrease in annual rent expense of approximately $8 million and a decrease in annual interest expense under our credit facility of approximately $1 million, offset by a decrease in the annual amortization of our deferred gain on sale of equipment of approximately $1 million and additional annual depreciation expense of approximately $1 million, for a net increase in pre-tax income of approximately $7 million.

An increase or decrease in the public offering price by $1.00 per share would cause the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to increase or decrease by approximately $1.6 million (or approximately $1.9 million if the underwriters’ over-allotment option is exercised in full). Separately, a ten percent increase or decrease in the number of shares of our common stock sold in this offering would cause the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, to increase or decrease by approximately $5.0 million (or approximately $5.7 million if the underwriters’ over-allotment option is exercised in full). Any additional net proceeds would be used to repay an additional portion of the borrowings outstanding under our credit facility. If the net proceeds are reduced, we will reduce the amount of net proceeds used to repay a portion of the borrowings outstanding under our credit facility.

Pending the application of the net proceeds as described above, the net proceeds from this offering will be temporarily applied against the outstanding balance of our credit facility or invested in interest-bearing bank accounts, U.S. government securities, certificates of deposit of major banks or high-grade commercial paper.

CAPITALIZATION

The following table sets forth, as of June 30, 2006, our consolidated cash and cash equivalents and capitalization (1) on an actual basis and (2) as adjusted to give effect to this offering and the application of the net proceeds received by us, based on an assumed offering price of $30.74 per share (the last reported sale price of our common stock on the Nasdaq Global Select Market on October 19, 2006). See “Use of Proceeds.” You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	June 30, 2006
	Actual	As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$75	$75

Long-term debt, including current portion:
Credit facility	$35,464	$20,350
Term loans	58,572	58,572
Capital lease obligations	28	28

Total long-term debt	94,064	78,950

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 15,000,000 authorized, 6,862,989 issued and outstanding actual; 8,562,989 outstanding as adjusted	69	86
Additional paid-capital	43,611	92,708
Retained earnings	128,459	128,459
Accumulated other comprehensive loss:
Minimum pension liability	(2,074)	(2,074)

Total stockholders’ equity	170,065	219,179

Total capitalization	$264,129	$298,129

(1)	Reflects the use of approximately $34.0 million of the net proceeds from this offering to purchase certain manufacturing equipment that we lease under operating leases. We intend to use the remaining net proceeds to repay a portion of the borrowings outstanding under our credit facility. As of September 30, 2006, there was approximately $34.6 million outstanding under our credit facility.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “NWPX.” The following table sets forth the high and low sales prices for our common stock as reported on the Nasdaq Global Select Market (or the Nasdaq National Market for periods prior to August 1, 2006) for the periods indicated.

	Low	High
2004
First Quarter	$13.05	$15.50
Second Quarter	13.75	19.50
Third Quarter	16.35	18.38
Fourth Quarter	16.35	24.96

2005
First Quarter	$20.90	$29.47
Second Quarter	20.05	26.12
Third Quarter	23.21	30.78
Fourth Quarter	22.12	28.75

2006
First Quarter	$25.76	$30.88
Second Quarter	21.83	30.50
Third Quarter	24.00	32.25
Fourth Quarter (through October 19, 2006)	29.12	31.95

On October 19, 2006, the closing price of our common stock on the Nasdaq Global Select Market was $30.74. There were approximately 79 shareholders of record and approximately 3,357 beneficial owners of our common stock as of October 19, 2006.

Since our initial public offering in 1995, we have not paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors deemed relevant. The agreements governing our credit facility and other long-term debt restrict the payment of dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 are derived from, and are qualified by reference to, our consolidated financial statements and notes thereto included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of June 30, 2006 and 2005 and for the six-month periods then ended are derived from our unaudited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other future period. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net sales:
Water transmission	$232,102	$177,765	$146,317	$174,549	$180,295	$107,290	$115,996
Tubular products	80,664	102,535	90,249	84,496	90,631	41,493	42,447
Fabricated products	16,240	11,610	8,421	7,056	5,547	7,891	6,741

Total net sales	329,006	291,910	244,987	266,101	276,473	156,674	165,184

Cost of sales:
Water transmission	185,343	143,902	114,144	136,182	137,218	87,301	93,204
Tubular products	75,028	87,537	89,286	77,645	82,021	36,931	39,563
Fabricated products	14,845	11,175	8,329	8,345	5,832	7,174	6,495

Total cost of sales	275,216	242,614	211,759	222,172	225,071	131,406	139,262

Gross profit (loss):
Water transmission	46,759	33,863	32,173	38,367	43,077	19,989	22,792
Tubular products	5,636	14,998	963	6,851	8,610	4,562	2,884
Fabricated products	1,395	435	92	(1,289)	(285)	717	246

Total gross profit	53,790	49,296	33,228	43,929	51,402	25,268	25,922

Total selling, general and administrative expenses	26,318	23,126	22,293	23,140	25,116	13,310	12,533
Total gain on sale of assets	—	—	—	—	—	(7,674)	—

Total operating income	27,472	26,170	10,935	20,789	26,286	19,632	13,389

Interest expense	7,383	6,346	5,210	5,549	7,989	3,487	3,602

Income before income taxes	20,089	19,824	5,725	15,240	18,297	16,145	9,787
Provision for income taxes	6,703	7,447	2,194	5,981	7,186	6,184	3,768

Net income	$13,386	$12,377	$3,531	$9,259	$11,111	$9,961	$6,019

Net income per basic share	$1.97	$1.87	$0.54	$1.42	$1.71	$1.45	$0.89
Net income per diluted share	1.90	1.83	0.53	1.37	1.67	1.40	0.86
Weighted average shares used in net income per basic share	6,781	6,618	6,553	6,543	6,507	6,848	6,731
Weighted average shares used in net income per diluted share	7,063	6,768	6,660	6,756	6,647	7,128	7,012

	Year Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
	(in thousands, except per share data)
Statement of Cash Flow Data:
Depreciation and amortization:
Water transmission	$2,501	$2,380	$2,033	$1,885	$2,811	$893	$1,219
Tubular products	1,598	2,588	1,537	945	1,407	232	814
Fabricated products	268	259	229	184	185	137	134
Corporate	1,084	976	895	779	922	584	516

Total depreciation and amortization	5,451	6,203	4,694	3,793	5,325	1,846	2,683

Capital expenditures:
Water transmission	13,289	6,977	2,983	10,257	5,778	6,193	7,061
Tubular products	3,758	4,733	7,811	17,303	5,427	8,538	2,285
Fabricated products	221	80	148	451	227	521	160
Corporate	1,234	205	173	812	750	261	1,510

Total capital expenditures	18,502	11,995	11,115	28,823	12,182	15,513	11,016

Balance Sheet Data (as of period end):
Working capital	$150,428	$97,932	$71,023	$117,879	$118,273	$137,260	$109,014
Total assets	338,485	335,403	280,010	286,732	266,582	346,714	341,984
Short-term debt (including current portion of long-term obligations)	9,361	40,199	41,477	1,088	13,873	9,313	55,033
Long-term debt, less current portion	94,931	59,689	35,914	75,664	59,009	84,751	58,599
Total debt	104,292	99,888	77,391	76,752	72,882	94,064	113,632
Stockholders’ equity	159,465	144,152	131,651	127,152	118,245	170,065	151,817

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading North American manufacturer of large-diameter, high-pressure steel pipeline systems for use in water infrastructure applications, primarily related to drinking water systems. Our pipeline systems are also used for hydroelectric power systems, wastewater systems and other applications. We also make products for industrial plant piping systems and certain structural applications. These pipeline systems are produced by our Water Transmission Group from five manufacturing facilities strategically located across the United States in Portland, Oregon; Denver, Colorado; Adelanto, California; Parkersburg, West Virginia; and Saginaw, Texas. Our Water Transmission Group accounted for approximately 70% of net sales in 2005.

Our Tubular Products Group operates two manufacturing facilities in Atchison, Kansas, and Houston, Texas and produces a range of products used in several different markets. We currently make energy pipe, fire protection sprinkler pipe, agricultural pipe, traffic signpost systems and standard pipe that is sold to distributors and used in many different applications. Our Tubular Products Group generated approximately 25% of our net sales in 2005.

Our Fabricated Products Group generated the remaining 5% of our net sales in 2005. Our Fabricated Products Group primarily produces propane tanks for distribution in rural and suburban areas of the United States. These tanks range in size from 120 gallons to 1,000 gallons. All of these products are produced at our Monterrey, Mexico facility. Recently, we completed an expansion of this facility that should double its capacity. The new production lines are targeted towards manufacturing other steel or aluminum pressure vessels and fabricated parts. We are currently in the prototype or trial order stages of approximately 13 different products that are targeted to the energy, transportation and water industries.

Our water infrastructure products are sold generally to installation contractors, who include our products in their bids to municipal agencies or privately-owned water companies for specific projects. We believe our sales are substantially driven by spending on new water infrastructure with a recent trend towards spending on water infrastructure replacement, repair and upgrade. Within the total pipeline, our products tend to fit the larger-diameter, higher-pressure applications. We believe, because of our reputation for quality, our long relationships and our breadth of product offerings, our products are generally included in most projects for which the pipe falls within our manufacturing strengths.

Our Tubular Products Group’s sales volume is typically driven by non-residential construction spending, energy, highway spending and general economic conditions. We have recently refined the offerings in our Tubular Products Group to focus on products for which we believe we have a sustainable advantage and to reduce our reliance on certain products, such as fence frameworks and mechanical tubing, which are very susceptible to import competition. This strategy resulted in lower volume in 2005, but also resulted in an improvement in gross margin. As we look ahead, we see opportunities to recover volume through growth in energy products and in traffic signpost systems.

Overall demand for our Fabricated Products Group’s propane tanks is primarily driven by weather patterns and residential heating needs, construction activity, and general economic conditions. Our new products, if they develop as expected, will be sold to OEMs in the transportation, energy and water industries.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

Management Estimates. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate all of our estimates, including those related to revenue recognition, allowance for doubtful accounts, warranties, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and related judgments and estimates affect the preparation of our consolidated financial statements.

Revenue Recognition. Revenue from construction contracts in our Water Transmission Group is recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs of each contract. Estimated total costs of each contract are reviewed on a monthly basis by project management and operations personnel for all projects that are greater than $1.0 million in value and more than fifty percent complete. Major projects are reviewed earlier if sufficient production has been completed to provide enough information to revise the original estimated total cost of the project. All cost revisions that result in the gross profit as a percent of sales increasing or decreasing by greater than one percent are reviewed by senior management personnel. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for losses on uncompleted contracts are made in the period such losses are known. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Historically, actual results have been within management’s estimates. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors.

Revenue from our Tubular Products and Fabricated Products Groups is recognized when all four of the following criteria have been satisfied: persuasive evidence of an arrangement exists; delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured.

Allowance for Doubtful Accounts. We maintain allowances for estimated losses resulting from the inability of our customers to make required payments and from contract disputes. The extension and revision of credit is established by obtaining credit rating reports or financial information of a potential customer. Trade receivable balances are evaluated at least monthly. If it is determined that the customer will be unable or unwilling to meet its financial obligation to us as a result of a bankruptcy filing, deterioration in the customer’s financial position, contract dispute, product claim or other similar events, a specific allowance is recorded to reduce the related receivable to the expected recovery amount given all information presently available. A general allowance is recorded for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. As of June 30, 2006, the accounts receivable balance of $63.0 million is reported net of allowances for doubtful accounts of $290,000. We believe the reported allowances at June 30, 2006 are adequate. If our customers’ financial conditions were to deteriorate resulting in their inability to make payments, additional allowances may need to be recorded, which would result in additional selling, general and administrative expenses being recorded for the period in which such determination was made. Historically, actual results have been within management’s estimates. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors.

Goodwill. Goodwill represents the excess of cost over the assigned value of the net assets in connection with all acquisitions. Goodwill is reviewed for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. We review for impairment by comparing the fair value of the reporting unit that includes goodwill, as measured by discounted cash flows, market multiples based on earnings, and other valuation methodologies, to the carrying value. As required under SFAS No. 142, we performed our annual assessment for impairment of the goodwill as of December 31, 2005; based on our analysis, we believe no impairment of goodwill existed.

Long-Lived Assets. Property and equipment are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Disposal of Long-Lived Assets.” We assess impairment of property and equipment whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. The recoverable value of long-lived assets is determined by estimating future undiscounted cash flows using assumptions about our expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions, or changes to our business operations. If we determine the carrying value of the property and equipment will not be recoverable, we calculate and record an impairment loss.

Effective January 1, 2006, we elected to change our accounting method related to depreciation of certain equipment from the straight-line method of depreciation to the units of production method of depreciation, which is considered a preferable method of accounting for such long-lived, nonfinancial assets. We have determined this change to be preferable under accounting principles generally accepted in the United States as it more accurately reflects the pattern of consumption of the equipment. In accordance with SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” this change, accounted for as a change in estimate effected by a change in accounting principle, has been applied prospectively.

Inventories. Inventories are stated at the lower of cost or market. Finished goods are stated at the first-in, first-out method of accounting. Raw material inventories of steel coil are stated at cost on a specific identification basis. Raw material inventories of coating and lining materials, as well as other materials and supplies, are stated on an average cost basis.

Product Warranties. Our standard terms and conditions of sale include a warranty for our products to be free of certain defects. We record a reserve for warranty claims based on historical experience. If actual warranty claims differ from our estimates, revisions to the reserve would be necessary.

Income Taxes. We record deferred income tax assets and liabilities based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

Stock-Based Compensation. Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” using a modified version of prospective application. Under this transition method, compensation cost is recognized after the effective date as the requisite service is rendered for (1) the portion of outstanding options for which the requisite service had not yet been rendered at December 31, 2005, based on the grant-date fair value of those options calculated under SFAS No. 123 for pro forma disclosures and (2) all share-based payments granted subsequent to the effective date, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Under the modified version of prospective application, prior period financial statements have not been restated.

Self Insurance. We are self-insured for a portion of losses and liabilities associated with workers compensation claims at our West Virginia facility. Losses are accrued based upon our estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. We have purchased stop-loss coverage in order to limit, to the extent practical, the aggregate exposure to claims. There is no assurance that such coverage will adequately protect us against liability from all potential consequences.

Pension Benefits. We have two defined benefit pension plans that are frozen. We fund these plans to cover current plan costs plus amortization of the unfunded plan liabilities. To record these obligations, management uses estimates relating to assumed inflation, investment returns, mortality, employee turnover, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an on-going basis.

Results of Operations

The following table sets forth, for the periods indicated, certain financial information regarding costs and expenses expressed as a percentage of total net sales and net sales of our business segments.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
				(unaudited)
Statement of Operations Data:
Net sales:
Water transmission	70.6%	60.9%	59.7%	68.5%	70.2%
Tubular products	24.5	35.1	36.9	26.5	25.7
Fabricated products	4.9	4.0	3.4	5.0	4.1

Total net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales	83.7	83.1	86.4	83.9	84.3

Gross profit	16.3	16.9	13.6	16.1	15.7
Selling, general and administrative expenses	8.0	7.9	9.1	8.5	7.6
Gain on sale of asset	—	—	—	(4.9)	—

Operating income	8.3	9.0	4.5	12.5	8.1
Interest expense	2.2	2.2	2.2	2.2	2.2

Income before income taxes	6.1	6.8	2.3	10.3	5.9
Provision for income taxes	2.0	2.6	0.9	3.9	2.3

Net income	4.1%	4.2%	1.4%	6.4%	3.6%

Segment Data:
Gross profit as a percentage of segment net sales:
Water transmission	20.1%	19.0%	22.0%	18.6%	19.6%
Tubular products	7.0	14.6	1.1	11.0	6.8
Fabricated products	8.6	3.7	1.1	9.1	3.6

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Net Sales. Net sales decreased 5.2% to $156.7 million in the first six months of 2006 from $165.2 million in the first six months of 2005.

Water transmission sales decreased 7.5% to $107.3 million in the first six months of 2006 from $116.0 million in the first six months of 2005. Net sales for the six months ended June 30, 2006 decreased over the same period last year primarily as a result of lower production at our Adelanto facility, which continued to be impacted by the consolidation with the former Riverside facility, and timing delays at our other facilities. Strong market activity, particularly in the second quarter, resulted in a backlog at June 30, 2006 of $163.3 million, as compared to a backlog of $150.0 million at June 30, 2005. We expect continued strong bidding and booking activity in the second half of 2006. Bidding activity, backlog and sales resulting from the award of new projects, or the production of current projects, may vary significantly from period to period.

Tubular products sales decreased 2.2% to $41.5 million in the first six months of 2006 from $42.4 million in the first six months of 2005. The decrease in net sales in the first six months of 2006 over the same period last year was expected as we continue to refine our product offerings. Sales are expected to improve slightly in the third quarter of 2006 due to an expected increase in demand, but decrease in the fourth quarter of 2006 as a result of normal seasonal slowing of some of our product lines.

Fabricated products sales increased 17.0% to $7.9 million in the first six months of 2006 from $6.7 million in the first six months of 2005. The increase in net sales over the same period last year was a result of the continued stronger market for our propane tank products that began in the second quarter of 2005. We expect this to continue through the end of 2006. Sales of our other fabricated products in this segment are below our expectations; however, we have a number of submitted prototypes awaiting approval and purchase orders. We believe we will see improved sales of new products in the coming quarters.

No single customer accounted for 10% or more of net sales in the first six months of 2006 or 2005.

Gross Profit. Gross profit decreased 2.5% to $25.3 million (16.1% of total net sales) in the first six months of 2006 from $25.9 million (15.7% of total net sales) in the first six months of 2005.

Water transmission gross profit decreased 12.3% to $20.0 million (18.6% of segment net sales) in the first six months of 2006 from $22.8 million (19.6% of segment net sales) in the first six months of 2005. Water transmission gross profit decreased for the six months ended June 30, 2006 over the same period last year primarily due to lower production, production inefficiencies that resulted from the consolidation of the Adelanto and Riverside facilities and the mix of products produced.

Gross profit from tubular products increased to $4.6 million (11.0% of segment net sales) in the first six months of 2006 from $2.9 million (6.8% of segment net sales) in the first six months of 2005. Tubular products gross profit increased for the six months ended June 30, 2006 over the same period last year primarily as a result of the shift in production and sales to more profitable product lines. We expect gross profit as a percent of segment sales to improve modestly in the third quarter, before leveling off in the last quarter of 2006.

Gross profit from fabricated products increased to $717,000 (9.1% of segment net sales) in the first six months of 2006 from $246,000 (3.6% of segment net sales) in the first six months of 2005. Fabricated products gross profit increased for the six months ended June 30, 2006 over the same period last year as a result of the improved propane tank market conditions that began late in the second quarter of 2005. This general market improvement resulted in higher demand and prices for our propane tank products. Sales of our other fabricated products should increase in the coming quarters as prototypes are approved, which will also help improve segment gross profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $13.3 million (8.5% of total net sales) in the first six months of 2006 from $12.5 million (7.6% of total net sales) in the first six months of 2005. The increase from the same period last year was primarily due to the recognition of stock-based compensation during 2006, as well as increased rent expense attributable to the system upgrade completed in the third quarter of 2005.

Gain on Sale of Assets. On May 31, 2006, we completed the sale of our facility in Riverside, California, included in Assets Held for Sale at December 31, 2005. A gain of $7.7 million was recorded.

Interest Expense, net. Interest expense, net decreased slightly to $3.5 million in the first six months of 2006 from $3.6 million in the first six months of 2005. The savings in interest expense, net is due to a decrease in our average borrowings, but was offset by a higher average interest rate.

Income Taxes. The provision for income taxes was $6.2 million in the first six months of 2006, based on an effective tax rate of approximately 38.3%, compared to $3.8 million in the first six months of 2005, based on an effective tax rate of approximately 38.5%.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales. Net sales increased to $329.0 million in 2005 from $291.9 million in 2004. No single customer accounted for 10% or more of total net sales in 2005 or 2004.

Water transmission sales increased 30.6% to $232.1 million in 2005 from $177.8 million in 2004. Net sales increased over 2004 as a result of increased volume, which is attributable to stronger demand. Our water transmission business is impacted by infrastructure improvements; as municipal water agencies initiate improvements, we generally experience an increase in demand for our products. In addition to increased sales, the stronger demand resulted in a consistently strong backlog at December 31, 2005 of $125.6 million, as compared to the backlog of $128.9 million at the beginning of 2005. Bidding activity, backlog and sales resulting from the award of new projects, or the production of current projects, may vary significantly from period to period.

Tubular products sales decreased 21.3% to $80.7 million in 2005 from $102.5 million in 2004. The decrease in net sales over 2004 was expected, as the market conditions experienced in 2004 could not be sustained. Volume decreased in 2005 as we focused our efforts on products we believe offer the opportunity for sustainable profitability and do not directly compete with low-cost imports.

Fabricated products sales increased 39.9% to $16.2 million in 2005 from $11.6 million in 2004. The increase in net sales is attributable to improved demand, which allowed for an increase in sales prices, and a small increase in market share.

Gross profit. Gross profit increased to $53.8 million (16.3% of total net sales) in 2005 from $49.3 million (16.9% of total net sales) in 2004.

Water transmission gross profit increased 38.1% to $46.8 million (20.1% of segment net sales) in 2005 from $33.9 million (19.0% of segment net sales) in 2004. Our water transmission gross profit improved as our production continued to be strong throughout the year, and we were able to take advantage of consistent higher plant utilization.

Gross profit from tubular products decreased 62.4% to $5.6 million (7.0% of segment net sales) in 2005 from $15.0 million (14.6% of segment net sales) in 2004. Our tubular products gross margin percentage decreased from 2004 primarily because, as selling prices stabilized, our cost of goods sold increased because of high-cost steel, which reduced our margin.

Fabricated products gross profit increased to $1.4 million (8.6% of segment net sales) in 2005 from $435,000 (3.7% of segment net sales) in 2004. Fabricated products gross profit increased over 2004 due to increased volume combined with better productivity in our operations and higher selling prices during 2005 as compared to 2004.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 13.8% to $26.3 million (8.0% of total net sales) in 2005 from $23.1 million (7.9% of total net sales) in 2004. While the increase is consistent with the increase in sales, specific factors affecting the increase in expenses include an increase in incentive compensation and an increase in information systems costs due to a system upgrade.

Interest expense. Interest expense increased to $7.4 million in 2005 from $6.3 million in 2004. The increase in interest expense resulted from an increase in both our outstanding borrowings and the rates on those borrowings.

Income taxes. Our effective tax rate was approximately 33.4% in 2005 and 37.6% in 2004. The decrease in our effective tax rate was due to changes in Section 199 manufacturing deductions, changes in state apportionment factors and the resolution of previously uncertain tax matters.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net sales. Net sales increased to $291.9 million in 2004 from $245.0 million in 2003. No single customer accounted for 10% or more of total net sales in 2004 or 2003.

Water transmission sales increased 21.5% to $177.8 million in 2004 from $146.3 million in 2003. Net sales increased as a result of increased volume, which was attributable to stronger demand. Our water transmission business is impacted by infrastructure improvements; as municipal water agencies initiate improvements, we generally experience an increase in demand for our products. In addition to increased sales, the stronger demand resulted in an improved backlog at December 31, 2004 of $128.9 million, as compared to the backlog of $73.8 million at December 31, 2003.

Tubular products sales increased 13.6% to $102.5 million in 2004 from $90.2 million in 2003. The increase in net sales resulted primarily from our ability to pass on steel price increases to our customers. During 2004, we raised prices on our tubular products in order to pass along to our customers the steel surcharges and base price increases our steel vendors had included on steel purchased by us. These price increases were designed to absorb the increase in the cost of steel, our principal raw material.

Fabricated products sales increased 37.9% to $11.6 million in 2004 from $8.4 million in 2003. The increase in net sales was attributable to increased demand.

Gross profit. Gross profit increased to $49.3 million (16.9% of total net sales) in 2004 from $33.2 million (13.6% of total net sales) in 2003.

Water transmission gross profit increased 5.3% to $33.9 million (19.0% of segment net sales) in 2004 from $32.2 million (22.0% of segment net sales) in 2003. Our water transmission projects are obtained primarily through competitive bidding, which often occurs three to six months in advance of production of the projects. At the time of the bidding, we attempt to accurately estimate the future price of steel that will be purchased for the project and include that in our bid. Our water transmission gross margin percentage decreased primarily because we experienced significant increases in the price per ton and the surcharges on steel, which comprises the majority of our cost of goods sold. As this significant component of our cost of sales increases, our gross margin percentage is necessarily driven down, even if all steel cost increases are passed along to our customers. To some extent, our water transmission gross profit also decreased because we did not fully anticipate nor include in our project bidding the full amount of the increase in the cost of steel early in 2004.

Gross profit from tubular products increased significantly to $15.0 million (14.6% of segment net sales) in 2004 from $1.0 million (1.1% of segment net sales) in 2003. Tubular products gross profit increased primarily as a result of the elimination of sales of low-margin products and the sale of generally lower-costing inventory at higher selling prices charged by us in response to increasing steel costs.

Fabricated products gross profit increased to $435,000 (3.7% of segment net sales) in 2004 from $100,000 (1.1% of segment net sales) in 2003. Fabricated products gross profit increased primarily from improved efficiencies in our production facilities, as a result of the increased volume.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 3.7% to $23.1 million (7.9% of total net sales) in 2004 from $22.3 million (9.1% of total net sales) in 2003. The increase was primarily the result of an increase in incentive compensation and professional fees incurred to meet Sarbanes-Oxley compliance requirements.

Interest expense. Interest expense increased to $6.3 million in 2004 from $5.2 million in 2003. The increase in interest expense resulted from an increase in both our outstanding borrowings and the rates on those borrowings.

Income taxes. Our effective tax rate was approximately 37.6% in 2004 and 38.3% in 2003.

Liquidity and Capital Resources

We generally finance operations with internally generated funds and available borrowings under our credit facility and from the issuance of long-term debt. At June 30, 2006, we had cash and cash equivalents of $75,000.

Net cash provided by operating activities in the first six months of 2006 was $14.8 million. This was primarily the result of our net income of $10.0 million, net of a gain on sale of property and equipment of $7.6 million, an increase in accounts payable and accrued liabilities of $8.8 million and a decrease in costs and estimated earnings in excess of billings and trade and other receivables, net of $10.6 million and $1.6 million, respectively, offset in part by an increase in inventories of $11.6 million. The increase in accounts payable resulted from the increase in steel inventory since the end of 2005. The change in costs and estimated earnings in excess of billings on uncompleted contracts, inventories and trade and other receivables, net resulted from timing differences between production, shipment and invoicing of products.

Net cash used in investing activities in the first six months of 2006 was $5.1 million, which resulted from additions of property and equipment of $15.5 million, offset in part by proceeds from the sale of property and equipment of $10.4 million. Included in the additions of property and equipment is the payment of $4.1 million that resulted from our election to exercise the purchase option on an operating lease that matured in May 2006.

Net cash used in financing activities in the first six months of 2006 was $9.8 million, which resulted primarily from the net payments on the notes payable to financial institutions of $5.9 million and the payments on long-term debt of $4.3 million.

Net cash provided by operating activities in 2005 was $3.1 million. This was primarily the result of our net income of $13.4 million, non-cash adjustments for depreciation and amortization of $5.6 million, and a decrease in inventories of $9.6 million, offset in part by a decrease in accounts payable of $15.6 million and an increase in trade and other receivables, net of $10.7 million. The decrease in inventories and accounts payable resulted primarily from a decrease in steel shipments from our vendors at the end of 2005 as compared to 2004. The increase in trade and other receivables, net resulted from an increase in our shipments to customers to meet their installation schedules. Net cash used in operating activities in 2004 was $10.3 million. This was primarily the result of an increase in cost and estimated earnings in excess of billings on uncompleted contracts, inventories, and trade and other receivables, net of $28.4 million, $17.0 million and $5.3 million, respectively, offset in part by our net income of $12.4 million, an increase in accounts payable of $20.1 million, and non-cash adjustments for depreciation and amortization of $6.3 million. The increase in cost and estimated earnings in excess of billings on uncompleted contracts, inventories and trade receivables resulted primarily from the increased production in the Water Transmission Group and the high cost of steel. The increase in accounts payable can also be attributed to the increased production, which required additional receipts of steel and other raw materials. Net cash provided by operating activities in 2003 was $11.4 million. This was primarily the result of $3.5 million of net income, non-cash adjustments for depreciation and amortization of $4.7 million, offset by $6.6 million in deferred gain on sale-leaseback of equipment, a decrease in cost and estimated earnings in excess of billings on uncompleted contracts, trade receivables and inventories of $6.6 million, $4.8 million and $3.9 million, respectively, partially offset by a decrease in accounts payable of $6.7 million. The decrease in cost and estimated earnings in excess of billings on uncompleted contracts, inventories and trade receivables resulted from the decreased demand in the Water Transmission Group. The decrease in accounts payable resulted from reduced receipts of steel at the end of the year.

Net cash used in investing activities in 2005 was $18.5 million, which primarily related to additions of property and equipment. Net cash used in investing activities in 2004 was $12.0 million, which primarily related to additions of property and equipment. Net cash used in investing activities in 2003 was $12.1 million, which primarily related to additions of property and equipment.

Net cash provided by financing activities in 2005 was $15.5 million, which resulted from proceeds received from a sale-leaseback transaction of $9.5 million, and from net borrowings under our credit facility of $12.9 million, offset in part by net payments of $7.7 million on our long-term debt. Net cash provided by financing activities in 2004 was $22.2 million, which primarily resulted from net new borrowings under our long-term debt. Net cash provided by financing activities in 2003 was $676,000, which primarily resulted from borrowings under our credit facility of $12.1 million, partially offset by long-term debt payments of $11.0 million.

We had the following significant components of debt at June 30, 2006: a $65.0 million credit facility, under which $35.5 million was outstanding; $8.6 million of Series B Senior Notes; $10.0 million of Senior Notes; $15.0 million of Series A Term Note; $10.5 million of Series B Term Notes; $10.0 million of Series C Term Notes; and $4.5 million of Series D Term Notes.

The credit facility expires on May 20, 2010. The balance outstanding under the credit facility bears interest at rates related to LIBOR plus 0.75% to 1.50%, or the lending institution’s prime rate, minus 0.5% to 0.0%. As of June 30, 2006, we had $38.9 million outstanding under the credit facility bearing interest at a weighted average rate of 6.68%, partially offset by $3.4 million in cash receipts that had not been applied to the loan balance. At June 30, 2006, we had an additional net borrowing capacity under the credit facility of $29.5 million.

The Series A Term Note in the principal amount of $15.0 million matures on February 25, 2014 and requires annual payments in the amount of $2.1 million that begin February 25, 2008 plus interest at an annual rate of 8.75% paid quarterly on February 25, May 25, August 25 and November 25. The Series B Term Notes in the principal amount of $10.5 million mature on June 21, 2014 and require annual payments in the amount of $1.5 million that begin June 21, 2008 plus interest at an annual rate of 8.47% paid quarterly on March 21, June 21, September 21 and December 21. The Series C Term Notes in the principal amount of $10.0 million mature on October 26, 2014 and require annual payments of $1.4 million that begin October 26, 2008 plus interest at an annual rate of 7.36% paid quarterly on January 26, April 26, July 26 and October 26. The Series D Term Notes in the principal amount of $4.5 million mature on January 24, 2015 and require annual payments in the amount of $643,000 that begin January 24, 2009 plus interest at an annual rate of 7.32% paid quarterly on January 24, April 24, July 24 and October 24. The Series B Senior Notes in the principal amount of $8.6 million mature on April 1, 2008 and require annual payments of $4.3 million that began April 1, 2002 plus interest at an annual rate of 6.91% paid quarterly on January 1, April 1, July 1 and October 1. The Senior Notes in the principal amount of $10.0 million mature on November 15, 2007 and require annual payments in the amount of $5.0 million that began November 15, 2001 plus interest at an annual rate of 6.87% paid quarterly on February 15, May 15, August 15, and November 15. The Senior Notes and Series B Senior Notes, which we refer to collectively as the Notes, also include supplemental interest from 0.0% to 1.5% (0.75% at June 30, 2006) that is paid with the required quarterly interest payment, based on our total debt leverage ratio to our total net earnings before tax plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense, or EBITDA, to total debt leverage ratio. The Series A Term Note, the Series B Term Notes, the Series C Term Notes, and the Series D Term Notes, which we refer to collectively as the Term Notes, the Notes and the credit facility are collateralized by substantially all of our personal property.

We lease certain equipment used in the manufacturing process. The average interest rate on the capital leases is 6.7%.

We have operating leases with respect to certain manufacturing equipment that require us to pay property taxes, insurance and maintenance. Under the terms of certain operating leases, we sold equipment to an unrelated third party who then leased the equipment back to us. These leases, along with other debt instruments already in place, and our credit facility, best met our near term financing and operating capital requirements compared to other available options at the time they were entered into.

Certain of our operating lease agreements, primarily manufacturing equipment leases, with terms of three years, contain provisions related to residual value guarantees, which provide that if we do not purchase the leased equipment from the lessor at the end of the lease term, then we are liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. At the end of the respective lease terms, the maximum potential liability to us under such guarantees is $16.6 million if the proceeds from the sale of terminating equipment leases are zero. Consistent with past experience, management does not expect any payments will be required pursuant to these guarantees, and no amounts have been accrued at June 30, 2006.

The following table sets forth our commitments under the terms of our debt obligations and operating leases as of June 30, 2006, for each of the years ended (dollars in thousands):

	Total	2006	2007 / 2008	2009 / 2010	Thereafter
Credit facility	$35,464	$—	$—	$35,464	$—
Notes	18,572	5,000	13,572	—	—
Term Notes	40,000	—	5,072	11,428	23,500
Capital leases	28	21	7	—	—
Operating leases(1)	23,537	4,852	12,311	6,374	—
Interest payments(2)	18,176	2,275	7,265	4,749	3,887

Total obligations	$135,777	$12,148	$38,227	$58,015	$27,387

(1)	The commitments disclosed under our operating leases are prior to the intended purchase of certain of the equipment with a portion of the net proceeds from this offering and include payments under renewal periods, but do not include purchase option payments at lease terminations totaling $22.1 million. If this equipment is purchased as intended, our commitments will be $2.2 million in 2007/2008 and $441,000 in 2009/2010.
(2)	These amounts represent future interest payments related to our debt obligations, excluding our credit facility.

We also have entered into stand-by letters of credit that total approximately $6.5 million as of June 30, 2006. The stand-by letters of credit relate to workers’ compensation and general liability insurance. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

The credit facility, the Term Notes, the Notes and certain of our operating leases require compliance with the following financial covenants: a minimum consolidated tangible net worth; a maximum consolidated total debt to consolidated EBITDA ratio; a minimum consolidated fixed charge coverage ratio; and a minimum asset coverage ratio. These and other covenants included in our debt agreements impose certain requirements with respect to our financial condition and results of operations, and place restrictions on, among other things, our ability to incur certain additional indebtedness, to create liens or other encumbrances on assets and capital expenditures. A failure by us to comply with the requirements of these covenants, if not waived or cured, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that include cross-acceleration or cross-default provisions. At June 30, 2006, we were not in violation of any of the covenants in our debt agreements.

We intend to use a portion of the net proceeds of this offering to terminate certain of our operating leases and purchase the equipment that is subject to such leases. We expect to pay a total of approximately $34 million to purchase all of the equipment and terminate these operating leases. In addition, we intend to use the remainder of the net proceeds of this offering to repay a portion of the borrowings outstanding under our credit facility.

We anticipate that our existing cash and cash equivalents, cash generated from operations, and amounts available under our credit facility will be adequate to fund our working capital and capital requirements and debt service obligations for at least the next twelve months. To the extent necessary, we may also satisfy capital requirements through additional bank borrowings, senior notes, term notes and capital and operating leases, if such resources are available on satisfactory terms. We have from time to time evaluated and continue to evaluate opportunities for acquisitions and expansion. Any such transactions, if consummated, may use a portion of our working capital or necessitate additional borrowings.

Off-Balance Sheet Arrangements

Other than non-cancelable operating lease commitments, we do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities.”

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are assessing FIN 48 and have not determined the impact that the adoption of FIN 48 will have on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We transact business in various foreign countries, and from time to time settle our transactions in foreign currencies. We have established a program that utilizes foreign currency forward contracts to offset the risk associated with the effects of certain foreign currency exposures. These forward contracts are not used for trading or for speculative purposes. Our foreign currency exposures typically arise from sales contracts denominated in Canadian currency, for which there is exposure associated with potential foreign currency rate changes occurring between the contract date and the date when the payments are received. Under this program, increases or decreases in our foreign currency exposures are offset by gains or losses on the forward contracts, to mitigate the possibility of foreign currency transaction gains or losses. We had six foreign exchange agreements at June 30, 2006, which were for an aggregate original amount of $13.0 million, of which $5.6 million was still open on such date. Net foreign exchange transaction gains (losses) included in our consolidated statements of operations were not material for the six months ended June 30, 2006 and 2005, respectively. We believe our current risk exposure to exchange rate movements to be de minimis.

We are exposed to cash flow and fair value risk due to changes in interest rates with respect to certain portions of our debt that have variable interest rates. The debt subject to changes in interest rates is the debt outstanding under our $65.0 million credit facility, of which $35.5 million was outstanding as of June 30, 2006. A hypothetical 50 basis point change in the interest rate under our credit facility would have impacted our interest expense by $100,000 for the six months ended June 30, 2006. We believe our current risk exposure resulting from interest rate movements to be immaterial.

BUSINESS

We are a leading North American manufacturer of large-diameter, high-pressure steel pipeline systems for use in water infrastructure applications, primarily related to drinking water systems. Our pipeline systems are also used for hydroelectric power systems, wastewater systems and other applications. With a history that dates back more than 100 years, we have established a leading position based on a strong, widely recognized reputation for quality and service and an extensive array of product offerings. Our manufacturing facilities are strategically located throughout North America to provide us with broad geographic coverage of our target markets, giving us competitive advantages in serving our customers.

We manufacture water infrastructure products through our Water Transmission Group, which in 2005 generated approximately 70% of our net sales. We market our water infrastructure products through an in-house sales force comprised of sales representatives, engineers and support personnel who work closely with public water agencies, contractors and engineering firms, often years in advance of projects being bid. This allows us to not only identify and evaluate planned projects at early stages, but also to participate in the engineering and design process and ultimately promote the advantages of our systems. Our sales have historically been driven by the need for new water infrastructure, which is based primarily on overall population growth and population movement between regions. We believe the need for new water infrastructure will continue to be a significant growth driver for us and, importantly, will be accompanied by the increasing need for water infrastructure upgrades, repairs and replacements due to the aging and outdated water infrastructure systems throughout North America.

In addition to manufacturing water infrastructure products, we also manufacture other welded steel products through our Tubular Products Group and our Fabricated Products Group, which in 2005 generated approximately 25% and 5%, respectively, of our net sales. Our Tubular Products Group has the capability to manufacture a broad array of small-diameter, ERW steel pipe for use in a wide range of applications, including construction, agricultural, industrial, energy and traffic signpost systems. Our Fabricated Products Group manufactures a variety of aboveground and underground liquid propane storage tanks for residential, commercial and industrial applications. Over the past year, our Fabricated Products Group has developed several new products that we are currently marketing to OEMs in the transportation, energy and water industries.

Our Industries

Water Transmission. The U.S. market for water delivery equipment and systems is estimated to be approximately $11 billion annually. Within this market, we focus on engineered pipeline systems that utilize large-diameter, high-pressure steel pipe. In addition to these water infrastructure applications, our Water Transmission Group manufactures products for certain structural piling applications and in-plant pipeline systems for power plants and other industrial applications. We believe the current addressable market for the products sold by our Water Transmission Group is approximately $750 million to $850 million. Our core market is the large-diameter, high-pressure portion of the pipeline that is typically at the “upper end” of a pipeline system. This is the portion of the overall water pipeline that generally transports water from the source to a treatment plant or from a treatment plant into the distribution system, rather than the small lines that deliver water directly into households. However, we also have the ability to produce small-diameter pipe.

A combination of population growth and movement to new population centers, substantial under-investment in water infrastructure over the past several decades and an increasingly stringent regulatory environment are driving considerable and growing demand for water infrastructure products in the United States. These trends are increasing the need for new water infrastructure as well as the need to upgrade, repair and replace existing water infrastructure, which we believe will significantly increase the demand for our water infrastructure products and other products related to water transmission and distribution.

The primary drivers of growth in new water infrastructure installation are population growth and movement. According to the U.S. Census Bureau, the population of the United States will increase by over 80 million people between 2000 and 2030. The resulting increase in demand will require substantial new infrastructure, as the existing U.S. water infrastructure is not equipped to provide water to millions of new residents. The combination of population growth and movement is projected to result in more than 70 million new residents in the southern and western regions of the United States. Our manufacturing facilities are well located to take advantage of the anticipated growth in these regions.

Many authorities, including the EPA, believe the U.S. water infrastructure is in critical need of an update. With the average age of water transmission pipes in the United States approaching 70 years, much of the U.S. water infrastructure is antiquated and requires upgrade, repair or replacement. Some water transmission pipelines in the United States are over 100 years old, and the American Society of Civil Engineers has given poor ratings to many aspects of the U.S. water infrastructure in a recent study. By 2020, approximately 44% of the water pipe in the United States will be classified as “poor” to “life-elapsed” if renewal or replacement of the existing infrastructure does not occur. In its third national assessment of public water system infrastructure, the EPA in 2005 estimated that a total investment of approximately $277 billion will be needed to install, upgrade and replace infrastructure over the next 20 years. The EPA estimates that approximately $184 billion of this needed investment applies to the rehabilitation or replacement of deteriorated or undersized water transmission and distribution infrastructure.

Increased public awareness of problems with the quality of drinking water and efficient water usage has resulted in more stringent application of federal and state environmental regulations. The need to comply with these regulations in an environment of heightened public awareness towards water issues is expected to contribute significantly to growth in the water infrastructure industry over the next several years. Water systems will need to be installed, upgraded and replaced in order to satisfy these water quality laws and regulations while overall demand for water continues to increase.

Tubular Products. The tubular products industry encompasses a wide variety of products serving a diverse group of end markets. We have been active in several of these markets, including fence framework, mechanical tubing, agriculture, energy, traffic signpost systems, fire protection sprinkler systems and structural tubing. Currently, we are focusing our efforts on products for which we believe we have sustainable advantages, and we are reducing our production of commodity products that are subject to heavy import competition. Within our focus markets, we believe both traffic signpost systems and energy products offer significant growth opportunities. We manufacture several different signpost systems and believe this business will grow over the next several years as our systems become adopted in additional states and jurisdictions. Our sales to the energy market have grown substantially in the past two years. We are currently manufacturing products for the energy market under a marketing agreement with Lone Star Steel and expect to see continued growth in sales as we expand this product line.

Fabricated Products. The overall metal fabrication industry is extremely diverse, covering a wide range of products and end markets. Within this industry, our Fabricated Products Group currently focuses on propane tanks. Our tanks, ranging in size from 120 gallons to 1,000 gallons, comprise the vast majority of our production today. Propane tanks are sold to gas dealers for home heating, agricultural and light industrial applications. Over the past two years, we have diversified into other segments of the broader metal fabrication industry and now offer tanks and other metal components to OEMs. Examples of these products include components used in industrial heat exchangers, tanks used for compressed air systems, specialty vessels used in material handling systems and tanks used in oil and gas processing. We are also evaluating several opportunities that will provide components for medium and heavy trucks.

Competitive Strengths

We believe we enjoy a number of important competitive strengths that drive our success, differentiate us from our competitors and support our market positions, including:

Recognized Industry Leader. We are a leading supplier of large-diameter, high-pressure steel pipeline systems for water infrastructure in North America. We have a long and distinguished history as a manufacturer of steel pipe for water infrastructure systems dating back over 100 years, providing us with a widely recognized reputation as an industry leader based on quality and service. This reputation, coupled with strong relationships with public water agencies, contractors and engineering firms, places us in an advantageous position in bidding for many potential projects.

Full Range of High-Quality Products and Capabilities. We believe we provide the most extensive array of large-diameter, high-pressure, welded steel pipeline systems for water infrastructure in North America. We are capable of producing custom-designed welded steel pipe up to 156 inches in diameter and 60 feet in length. We offer custom fabrication, coatings and linings, and complete engineered systems that meet the most rigorous standards. Additionally, our computer-aided design, technical expertise and in-house testing ensure that all projects meet the highest standards of reliability. In 2006, we registered our internationally accepted ISO-quality systems to multi-site status to provide uniform quality compliance across all our facilities in the United States, and we expect our Monterrey, Mexico facility to reach this status by the end of 2006. Our quality management system emphasizes continuous improvement and ensures that we consistently provide products that meet or exceed customer and applicable regulatory requirements. Additionally, we emphasize customer service during and following installation and supply a full range of support and field services.

Strategic Location of Manufacturing Facilities. We have broad geographic coverage of our markets due to our strategically located manufacturing facilities, positioning us as the only truly national manufacturer of steel pipeline systems for water infrastructure. Our multiple facilities provide the ability to meet tight customer deadlines by supplying products from more than one plant when necessary and allow us to shift projects between plants to maximize capacity utilization and market coverage. We believe our proximity to customers is a significant competitive advantage over more distant, regional competitors because we are able to minimize the cost of transportation.

Proactive Sales and Marketing Effort. Our dedicated sales force and engineering teams work directly with municipalities and others in order to identify projects well in advance of bidding. As water infrastructure projects are developed, our engineers are often consulted on potential design issues and provide information to agencies and others to assist in their design efforts. We also expend considerable effort in building relationships with contractors and engineering firms, facilitating our work in the bidding process. We believe we are competitive in nearly all large-diameter, high-pressure water infrastructure pipeline projects in the United States due to (1) our ability to manufacture solutions that are tailored to the specific needs of a project, including customizing to meet a wide variety of design requirements and installation contractors’ plans, (2) our widely recognized reputation for quality products, engineering and service and (3) our broad geographic reach.

Low-Cost Manufacturing and Sourcing Capabilities. We believe our manufacturing facilities are generally cost competitive across a broad range of products. Our plants were constructed or acquired at relatively low cost and have remained efficient through investments in manufacturing technologies and equipment. Combining our efficient production with our national platform typically positions us as the low-cost producer on a delivered basis for the majority of projects on which we bid. Additionally, we believe we are able to achieve favorable raw material pricing due to the large volume of steel that we consume.

Well Positioned in Niche Markets in Tubular Products. A portion of our business involves the manufacture of tubular products with light wall thicknesses relative to diameters. These products are sold in niche markets that have limited competition and typically generate high margins. We believe we are well positioned to maintain our competitive position in these products while focusing on growth in larger markets, including traffic signpost and energy markets.

Highly Experienced and Proven Management Team. Our senior management team has extensive operating experience, with, on average, more than 21 years of experience in the industry and a proven track record, enabling us to recognize and capitalize upon attractive opportunities in our key markets. In addition, we have a talented, experienced and dedicated mid-level management group across our business segments. We believe the vision, strength and experience of our management team continue to contribute to our profitability and that the strategies and initiatives we have developed and implemented in recent years position us for sustained improvement in shareholder value.

Business Strategy

Our business strategy is focused on sustaining and building the market leadership position of our Water Transmission Group, while growing revenues and enhancing profitability in our Tubular Products Group and Fabricated Products Group. Key elements of our strategy are to:

Capitalize on Growth in Attractive Water Infrastructure Industry. We are capitalizing on the projected growth in the water infrastructure industry by leveraging our strong reputation, quality, diversified products, broad geographic reach, low costs and extensive distribution channels and relationships. We have a leading position in the markets we currently serve and will expand our distribution channels and customer relationships to pursue new opportunities. We believe the growing and shifting population of the United States will continue to fuel demand for new water infrastructure, while the significant need for water infrastructure replacement in the United States will drive our industry in the years ahead.

Develop New Markets for Product Lines. We are actively developing and expanding our existing product lines into new markets. We are pursuing opportunities in structural piling, industrial pipeline and power plant pipeline systems. We believe these markets represent a clear opportunity for growth, and we have been successful on a number of these types of projects in 2006. Utilizing our current production facilities to expand into these new markets should increase our capacity utilization and, as a result, reduce our overall costs on a per unit basis.

Pursue New Opportunities in Complementary Product Lines. We are pursuing new products and services that are complementary to our water infrastructure pipeline systems, focusing on products and services that can be sold through the same distribution channels and to the same customers that we currently serve. By extending our offerings into these related products and services, we will increase the size of our market within the water infrastructure industry. Additionally, by offering our customers a wider range of products and services in connection with specific water infrastructure projects, we may capture a larger share of our current market.

Expand International Market Reach and Presence. We believe international expansion is a natural element in our growth strategy for several aspects of our business, including manufacturing, purchasing and sales. We have maintained an international manufacturing presence since 1998 through our facility in Monterrey, Mexico and are currently evaluating potential strategic relationships in China for manufacturing and sourcing materials. To date, we have sold products in 11 countries, with the majority of our international projects located in Latin America. We are also bidding on projects in North Africa and the Middle East. We believe there is an opportunity to add significant revenue based on increasing our international presence.

Focus on Competitive Advantages in Tubular Products. We are seeking profitable growth opportunities for our Tubular Products Group in areas where we can maintain competitive advantages while reducing our reliance on commodity products that are subject to heavy import competition. At our Houston, Texas facility, we are focusing on manufacturing traffic signpost systems, while at our Atchison, Kansas facility we are focusing on our rapidly growing energy product line, as well as our historical product mix.

Grow into Higher Value-Added Segments in Fabricated Products. We believe our Fabricated Products Group has substantial growth opportunities due to the combination of our ability to perform complex fabrication and our low cost structure. We are currently pursuing prototypes and trial orders for fabricated vessels and other metal components for OEMs in the transportation, energy and water industries. In addition, we are beginning to produce specially fabricated pipeline parts at our Monterrey, Mexico facility for use in water infrastructure projects throughout the United States.

Continue Focus on Operational Efficiency and Reducing Costs. We continually seek opportunities to improve our manufacturing facilities and use our substantial manufacturing expertise to further reduce our cost structure and increase our margins. Currently, we have identified a number of capital and operational improvements, including facility upgrades, revisions to material flow processes and other refinements, which will allow us to improve our overall efficiency.

Maintain Best-in-Class Engineering, Technical Excellence and Superior Quality. We are committed to manufacturing high quality products that exceed customer expectations, with an emphasis on products that are safe, strong, durable and adaptable. We continue to pursue superior product engineering, design and innovation through our technologically-advanced manufacturing processes. Specific initiatives include:

•	Acquiring the exclusive rights to a coating used for water infrastructure pipeline systems known as Pritec®.

•	Developing a new joint for steel pipe that has significant installation advantages.

•	Developing a state-of-the-art pipeline design and layout system.

•	Developing an internal industrial engineering department that has produced much of our own equipment.

Products

Water Transmission Products. Water transmission pipe is used for high-pressure applications, typically requiring pipe to withstand pressures in excess of 150 pounds per square inch. Most of our water transmission products are made to custom specifications and are for fully engineered, large-diameter, high-pressure water infrastructure systems. Other uses include pipe for piling and hydroelectric projects, wastewater transmission, treatment plants and other applications. We have the capability to manufacture water transmission pipe in diameters ranging from 4.5 inches to 156 inches with wall thickness of 0.135 inches to 3.00 inches. We can coat and/or line these products with cement mortar, polyethylene tape, paints, epoxies, Pritec® and coal tar enamel according to our customers’ specifications. We maintain fabrication facilities that provide installation contractors with custom fabricated sections as well as straight pipe sections. We typically deliver a complete pipeline system to the installation contractor.

Tubular Products. Our tubular products range in size from 0.50 inches to 16 inches in diameter with wall thickness from 0.035 inches to 0.315 inches. These products are typically sold to distributors or original equipment manufacturers and are used for a wide variety of applications, including water well casing, fire protection, energy, fence, traffic signpost systems, and agricultural products.

Fabricated Products. Our Fabricated Products Group produces propane tanks, which range in capacity from 120 gallons to 1,000 gallons, as well as a wide range of other fabricated metal products. We can cut, weld, burn, form, inspect and coat fabricated steel and aluminum. Propane tanks are sold to gas dealers for home heating, agricultural and light industrial applications. Other fabricated metal products such as air receivers, custom pressure vessels and components for other OEMs are currently targeted to the transportation, energy and water industries.

Marketing

Water Transmission. The primary customers for water transmission products are installation contractors for projects funded by public water agencies. Our plant locations in Oregon, Colorado, California, West Virginia and Texas allow us to efficiently serve customers throughout the United States, as well as Canada and Mexico. Our water transmission marketing strategy emphasizes early identification of potential water projects, promotion of specifications consistent with our capabilities and close contact with the project designers and owners throughout the design phase. Our in-house sales force is comprised of sales representatives, engineers and support personnel who work closely with public water agencies, contractors and engineering firms, often years in advance of projects being bid. This allows us to not only identify and evaluate planned projects at early stages, but also to participate in the engineering and design process and ultimately promote the advantages of our systems. After an agency completes a design, they publicize the upcoming bid for a water transmission project. We then obtain detailed plans and develop our estimate for the pipe portion of the project. We typically bid to installation contractors who include our bid in their proposals to public water agencies. A public water agency generally awards the entire project to the contractor with the lowest responsive bid.

Tubular Products. Our tubular products are marketed through a network of direct sales force personnel and independent distributors in the United States, Canada and Mexico. Our tubular product facilities are located in Kansas and Texas. Our marketing strategy focuses on customer service and customer relationships. For example, we are willing to sell in small lot sizes and are able to provide mixed truckloads of finished products to our customers. Our tubular products are primarily sold to distributors, although we also sell to OEMs to a lesser extent. In addition, we sell these products through a strategic marketing agreement with Lone Star Steel. Our sales effort emphasizes regular personal contact with current and potential customers. We supplement this effort with targeted advertising and brochures and participation in trade shows.

Fabricated Products. Currently, our primary customers for our fabricated products are propane gas marketers. We sell our propane tanks through our direct sales force, which is augmented by a network of independent agents. Inventory is maintained at approximately 15 stocking facilities located in our key geographical markets. Our marketing strategies include regular customer visits, limited print advertising and attendance at industry trade events and expositions. State propane gas associations are influential in this industry. Consequently, we are members of these organizations and support these events in our key territories, which are the midwestern and the southeastern United States.

As our fabricated product line continues its expansion, the transportation, energy and water industries will become larger factors in our marketing efforts. We employ a direct selling strategy for these products.

Manufacturing

Water Transmission. Water transmission manufacturing begins with the preparation of engineered drawings of each unique piece of pipe in a project. These drawings are prepared on our proprietary computer-aided design system and are used as blueprints for the manufacture of the pipe. After the drawings are completed and approved, manufacturing begins by feeding steel coil continuously at a specified angle into a spiral weld mill which cold forms the band into a tubular configuration with a spiral seam. Automated arc welders, positioned on both the inside and the outside of the tube, are used to weld the seam. The welded tube is then cut at the specified length. After completion of the forming and welding phases, the finished cylinder is tested and inspected in accordance with project specifications, which may include 100% radiographic analysis of the weld seam. The cylinders are then coated and lined as specified. Possible coatings include coal tar enamel, polyethylene tape, polyurethane paint, epoxies, Pritec® and cement mortar. Linings may be cement mortar, polyurethane or epoxies. Following coating and lining, certain pieces may be custom fabricated as required for the project. This process is performed in our fabrication facilities. The pipe is final inspected and prepared for shipment. We ship our products to project sites principally by truck and rail.

Tubular Products. Tubular products are manufactured by the ERW process in diameters ranging from 0.50 inches to 16 inches. This process begins by unrolling and slitting steel coils into narrower bands sized to the circumference of the finished product. Each band is re-coiled and fed into the material handling equipment at the front end of the ERW mill and fed through a series of rolls that cold-form it into a tubular configuration. The resultant tube is welded by high-frequency electric resistance welders. Some products are reconfigured into rectangular and square shapes and then cut into the appropriate lengths. After exiting the mill, the products are straightened, inspected, tested and end-finished. Certain products are coated.

Fabricated Products. Propane tanks begin with hot rolled steel, from which cylinders are rolled and welded, and tank heads are drawn on a hydraulic press. After assembly and final welding, propane tanks receive both radiographic and hydrostatic testing. Lastly, the propane tanks are powder coated, and purged with a vacuum process. Other fabricated metal products typically begin with hot rolled steel, from which the steel is cut or burned to the desired dimension. The product is then formed either with a rolling or press brake process. Pieces are welded into a final assembly using a variety of welding processes and certain products are coated.

Technology. Advances in technology help us produce high quality products at competitive prices. Ongoing investments in technological improvements include an in-house metallurgical laboratory complete with state of the art optics, spectrographic analysis and impact testing capabilities. This laboratory serves as a tool for accurate process control as well as for research and development of new products and processes. Finished products also benefit from recent advancements in nondestructive inspection systems, including phased array ultrasonics and real time imaging enhancement capabilities. To stay current with technological developments in the United States and abroad, we participate in trade shows, industry associations, research projects and vendor trials of new products.

Quality Assurance. We have in place quality management systems that emphasize continual improvement and that assure we consistently provide products that meet or exceed customer and applicable regulatory requirements. The Quality Assurance department reports directly to the chief executive officer. All of our quality management systems in the United States are registered by the International Organization for Standardization, or ISO, under a multi-site registration. Our Monterrey, Mexico facility is expected to be registered by the end of 2006. In addition to ISO qualification, the American Institute of Steel Construction, American Petroleum Institute, American Society for Mechanical Engineers, Factory Mutual, National Sanitary Foundation, and Underwriters Laboratory have certified us for specific products or operations. The Quality Assurance department is responsible for monitoring and measuring characteristics of the product. Inspection capabilities include, but are not limited to, visual, dimensional, liquid penetrant, magnetic particle, hydrostatic, ultrasonic, phased array ultrasonics, real-time imaging enhancement, real-time radioscopic, base material tensile, yield and elongation, sand sieve analysis, coal-tar penetration, concrete compression, lining and coating dry film thickness, adhesion, absorption, guided bend, charpy impact, hardness, metallurgical examinations, chemical analysis, spectrographic analysis and finished product final inspection. Product is not released for shipment to our customers until verification that all product requirements have been met.

Product Liability. The manufacturing and use of our products involves a variety of risks. Certain losses may result, or be alleged to result, from defects in our products, thereby subjecting us to claims for damages, including consequential damages. We warrant our products to be free of certain defects for one year. We maintain insurance coverage against potential product liability claims in the amount of $52 million, which we believe to be adequate. However, there can be no assurance that product liability claims exceeding our insurance coverage will not be experienced in the future or that we will be able to maintain such insurance with adequate coverage.

Backlog

Our backlog includes confirmed orders, including the balance of projects in process, and projects for which we have been notified we are the successful bidder even though a binding agreement has not been executed. Projects for which a binding contract has not been executed could be canceled. Binding orders received by us may also be subject to cancellation or postponement; however, cancellation would generally obligate the customer to pay the costs incurred by us. As of June 30, 2006 and 2005, our backlog of orders was approximately $163.3 million and $150.0 million, respectively. Backlog as of June 30, 2006 includes projects having a value of approximately $50,000 for which binding contracts had not yet been executed as of September 30, 2006. Backlog as of any particular date may not be indicative of actual operating results for any fiscal period. There can be no assurance that any amount of backlog ultimately will be realized.

Competition

Water Transmission. We have several competitors in the water transmission business. Most water transmission projects are competitively bid and price competition is vigorous. Price competition may reduce the gross margin on sales, which may adversely affect overall profitability. Other competitive factors include timely delivery, ability to meet customized specifications and high freight costs which may limit the ability of manufacturers located in other market areas to compete with us. With water transmission manufacturing facilities in Oregon, Colorado, California, West Virginia and Texas, we believe we can more effectively compete throughout the United States, Canada and Mexico. Our primary competitors in the water transmission business in the western United States and southwestern Canada are Ameron International, Inc. and Continental Pipe Manufacturing Company. East of the Rocky Mountains, our primary competition includes: American Cast Iron Pipe Company, McWane Cast Iron Pipe Company and Mueller Water Products, all of which manufacture ductile iron pipe; Price Bros., which manufactures prestressed concrete pipe; American Spiral Weld Pipe Company, which manufactures spiral welded steel pipe; and Hanson Concrete Products, Inc., which manufactures concrete cylinder pipe and spiral welded steel pipe.

No assurance can be given that other new or existing competitors will not establish new facilities or expand capacity within our market areas. New or expanded facilities or new competitors could have a material adverse effect on our ability to capture market share and maintain product pricing.

Tubular Products. The market for tubular products is highly fragmented and diversified with over 100 manufacturers in the United States and a number of foreign-based manufacturers that export such pipe into the United States. Manufacturers compete with one another primarily on the basis of price, established business relationships, customer service and delivery. In some of the sectors within the tubular products industry, competition may be less vigorous due to the existence of a relatively small number of companies with the capabilities to manufacture certain products. In particular, we operate in a variety of different markets that require pipe with lighter wall thickness in relation to diameter than many of our competitors can manufacture. In our markets, we typically compete with Valmont Industries, Inc., Lindsay Manufacturing Co., Maverick Tube Corporation, Allied Tube and Conduit Corp. and Wheatland Tube Company, as well as imported products.

Fabricated Products. In the propane tank market, we compete against several other tank manufacturers, generally on the basis of price, delivery and customer service. Propane tanks are typically sold in truckload quantities and delivered by common carriers, and accordingly, freight is a significant component of the total delivered cost. From our Monterrey facility, we effectively cover approximately 80% of the continental United States and selected provinces in Canada. Our primary competitors are American Welding & Tank Co. (a division of Harsco Corporation), Trinity Industries, Inc. and Quality Steel Corporation. Periodically other Mexico-based producers sell into the United States, but we believe they are not a significant factor in these markets.

With respect to other fabricated metal products, we compete against hundreds of independent fabricators, as well as internal departments of large OEMs. Competition is vigorous for products which have little value added, and there is less competition in products with greater engineering content or intellectual property.

Raw Materials and Supplies

We purchase hot rolled and galvanized steel coil from both domestic and foreign steel mills. Domestic suppliers include California Steel Industries, Inc., Beta Steel Corp., Mittal Steel Company, Nucor Corporation and U.S. Steel Corporation. Purchases from foreign mills are conducted through international trading companies, including Marubeni Corporation, MAN Ferrostaal and Duferco Farrell. We order steel according to our business forecasts for our tubular products and fabricated products businesses. Steel for the water transmission business is normally purchased only after a project has been awarded to us. From time to time, we may purchase additional steel when it is available at favorable prices. Purchased steel represents a substantial portion of our cost of sales. The steel industry is highly cyclical in nature and steel prices are influenced by numerous factors beyond our control, including general economic conditions, availability of raw materials, energy costs, import duties, other trade restrictions and currency exchange rates.

We also rely on certain suppliers of coating materials, lining materials and certain custom fabricated items. We have at least two suppliers for most of our raw materials. We believe our relationships with our suppliers are positive and have no indication that we will experience shortages of raw materials or components essential to our production processes or that we will be forced to seek alternative sources of supply. Any shortages of raw materials may result in production delays and costs, which could have a material adverse effect on our business, financial condition and results of operations.

Environmental and Occupational Safety and Health Regulation

We are subject to federal, state, local and foreign environmental and occupational safety and health laws and regulations, violation of which could lead to fines, penalties, other civil sanctions or criminal sanctions. These environmental laws and regulations govern emissions to air; discharges to water (including stormwater); and the generation, handling, storage, transportation, treatment and disposal of waste materials. We are also subject to environmental laws requiring the investigation and cleanup of environmental contamination at properties we presently own or operate and at third-party disposal or treatment facilities to which these sites send or arrange to send hazardous waste. For example, we have been identified as a potentially responsible party at various Superfund sites, including the Portland Harbor Site discussed under “—Legal Proceedings” below. We believe we are in material compliance with these laws and regulations and do not currently believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

We operate under numerous governmental permits and licenses relating to air emissions, stormwater run-off, and other matters. We are not aware of any current material violations or citations relating to any of these permits or licenses. We have a policy of reducing consumption of hazardous materials in our operations by substituting non-hazardous materials when possible.

We are aware of contamination at some of our properties, and additional sites could arise in the future. Based on our assessment of potential liability, we have no reserves for environmental investigations and cleanup. However, estimating liabilities for environmental investigations and cleanup is complex and dependent upon a number of factors beyond our control and which may change dramatically. Accordingly, although we believe our reserve position is adequate based on current information, we cannot assure you that our future environmental investigation and cleanup costs and liabilities will not result in a material expense. During 2005, we did not make any material capital expenditures relating primarily to environmental compliance.

We could be subject to various enforcement matters with federal, state, local and foreign regulators regarding our compliance with environmental and occupational safety and health laws and regulations. We are not aware of any current material enforcement matters.

Employees

As of June 30, 2006, we had 1,181 full-time employees. Approximately 23% were salaried and approximately 77% were employed on an hourly basis. A union represents all of the hourly employees at our Monterrey, Mexico facility. All other employees are non-union. We consider our relations with our employees to be good.

Properties

The following table provides certain information about our eight operating facilities as of June 30, 2006:

Location	Manufacturing Space (approx. sq.ft.)	Property Size (approx. acres)	Products	Number and Type of Mills
Portland, Oregon	300,000	25	Water transmission	3 spiral mills

Atchison, Kansas	80,000	45	Tubular products	2 electric resistance mills

Adelanto, California	200,000	100	Water transmission	3 spiral mills

Denver, Colorado	155,000	40	Water transmission	2 spiral mills

Houston, Texas	175,000	15	Tubular products	4 electric resistance mills

Parkersburg, West Virginia	135,000	90	Water transmission	2 spiral mills

Saginaw, Texas	170,000	50 (2 facilities)	Water transmission	1 spiral mill

Monterrey, Mexico	40,000	5	Propane tanks, pressure vessels and other fabricated steel products	multiple line fabrication capability

As of June 30, 2006, we owned all of our facilities except for one of our Saginaw, Texas facilities, which is under a long-term lease through 2008, or 2019 if all extensions are exercised. We also own a facility in Bossier City, Louisiana, which is not currently operating.

We have available manufacturing capacity from time to time at each of our facilities. To take advantage of market opportunities, we may identify capital projects that will allow us to expand our manufacturing facilities to meet expected growth opportunities. We believe the quality and productive capacity of our facilities are sufficient to maintain our competitive position for the foreseeable future.

Legal Proceedings

In November 1999, the Oregon Department of Environmental Quality, or ODEQ, requested performance of a preliminary assessment of our plant located at 12005 N. Burgard in Portland, Oregon. The purpose of the assessment is to determine whether the plant has contributed to sediment contamination in the Willamette River. We entered into a Voluntary Letter Agreement with the ODEQ in mid-August 2000, and began working on the assessment. On December 1, 2000, a section of the lower Willamette River known as the Portland Harbor was included on the National Priorities List at the request of the EPA. The EPA has not fully defined the stretch of the river that will make up the site. However, the full and final site will include “all suitable areas in proximity to the contamination necessary for the implementation of the response action” including upland portions of the site that contain sources of contamination to the sediments in the river. Our plant is not located on the Willamette River; it lies in what may be the uplands portion of what we refer to as the Portland Harbor Site. The EPA and the ODEQ have agreed to share responsibility for leading the investigation and cleanup of the Portland Harbor Site. The ODEQ has the lead responsibility for conducting the upland work. The actual work in both the river and uplands is being performed by various owners or operators of land and facilities within the site.

The EPA and the ODEQ have notified us and 68 other parties of potential liability under the Comprehensive Environmental Response, Compensation and Liability Act and the Resource Conservation and Recovery Act with respect to the Portland Harbor Site. The EPA and the ODEQ have urged us and other parties receiving the letters to voluntarily enter into negotiations to participate in a remedial investigation and feasibility study, or RI/FS, at the Portland Harbor Site. That RI/FS is currently being conducted by a group of potentially responsible parties known as the Lower Willamette Group, or LWG. We and the other parties are currently in negotiation with the EPA, the ODEQ and the LWG regarding what role, if any, we will play in ongoing RI/FS work. Therefore, the extent of our participation in this work is not known, and no adjustments to our financial statements have been recorded for this matter.

In 2001, groundwater containing elevated volatile organic compounds, or VOCs, was identified in one localized area of our property furthest from the river. Assessment work in 2002 and 2003 to further characterize the groundwater is consistent with the initial conclusion that a source of the VOCs is located off site. There is no evidence at this time showing a connection between detected VOCs in groundwater and Willamette River sediments. The ODEQ recommended a remedial investigation and feasibility study for further evaluation of both groundwater and stormwater at the plant. On January 25, 2005, the ODEQ and we entered into a Voluntary Agreement for Remedial Investigation and Source Control Measures. We completed the additional assessment work required by the Agreement and submitted a Remedial Investigation/Source Control Evaluation Report to the ODEQ on December 30, 2005. The conclusions of the report indicate that VOCs in groundwater do not present an unacceptable risk to human or ecological receptors in the Willamette River, stormwater is appropriately managed under our NPDES permit and the risk assessment screening results justify a No Further Action determination for the facility. The ODEQ review of this report is ongoing. The ODEQ is expected to make its recommendations by late-2006.

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of our business. We maintain insurance coverage against potential claims in amounts that we believe to be adequate. Management believes that we are not presently a party to any other litigation, the outcome of which would have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table identifies our executive officers and directors and indicates their ages and positions as of September 30, 2006. Executive officers are elected by the board of directors and hold office until their successors are elected and qualified. Our board of directors is divided into three classes, with the members of each class serving three year terms.

Name	Age	Current Position(s) with Company
Brian W. Dunham	48	Director, Chief Executive Officer and President
Charles L. Koenig	64	Senior Vice President, Water Transmission
Robert L. Mahoney	44	Vice President, Chief Strategic Officer
Terrence R. Mitchell	51	Senior Vice President, Tubular Products
John D. Murakami	53	Vice President, Chief Financial Officer and Corporate Secretary
Gary A. Stokes	54	Senior Vice President, Sales and Marketing
Wayne B. Kingsley	63	Director
Richard A. Roman.	55	Director
William R. Tagmyer	68	Chairman of the Board of Directors
Neil R. Thornton	76	Director

Brian W. Dunham has been a director of Northwest Pipe since August 1995. Mr. Dunham has been President of Northwest Pipe since January 1998 and became Chief Executive Officer in January 2001. Prior to becoming President, Mr. Dunham had served as Northwest Pipe’s Chief Financial Officer, Vice President, Treasurer and Secretary since 1990 and became Executive Vice President in 1995 and Chief Operating Officer in February 1997. From 1981 to 1990, he was employed by Coopers & Lybrand LLP, an independent public accounting firm.

Charles L. Koenig has been Senior Vice President, Water Transmission since July 2001. He had served as Vice President, Water Transmission since February 1997 and, prior to that, had served as Vice President—California Operations since 1993. He has been with Northwest Pipe since 1992 and is a registered Professional Engineer. Previously, he was Operations Manager with Thompson Pipe and Steel Company, a steel pipe manufacturer, where he was employed for more than twenty years.

Robert L. Mahoney has been Vice President, Chief Strategic Officer since May 2005. He had served as Vice President, Corporate Development since July 1998, as Director of Business Planning and Development since 1996, and has been with Northwest Pipe since 1992.

Terrence R. Mitchell has been Senior Vice President, Tubular Products since July 2001. He had served as Vice President, Tubular Products since May 1996, and as Vice President and General Manager—Kansas Division since 1993. Mr. Mitchell has been with Northwest Pipe since 1985. Prior to joining Northwest Pipe, he was employed by Valmont Industries, another pipe manufacturer.

John D. Murakami has been Vice President, Chief Financial Officer since February 1997, and had served as Corporate Controller since September 1995. Prior to joining Northwest Pipe, he was employed by Babler Brothers, Inc., a manufacturer of concrete pipe products.

Gary A. Stokes has been Senior Vice President, Sales and Marketing since July 2001 and had served as Vice President, Sales and Marketing since 1993. He has been with Northwest Pipe since 1987. Mr. Stokes was previously employed by L. B. Foster Company, a steel pipe manufacturer, for eleven years. He served as the Regional Manager responsible for L. B. Foster Company’s West Coast sales operations.

Wayne B. Kingsley has been a director of Northwest Pipe since 1987. Mr. Kingsley is Chairman of the Board of Directors of American Waterways, Inc., a passenger vessel operator. From 1985 to 2002, Mr. Kingsley served as Chairman of the Board of Directors of InterVen Partners, Inc., a venture capital management company, and served as General Partner of the venture capital funds managed by InterVen Partners, Inc.

Richard A. Roman has been a director of Northwest Pipe since 2003. Mr. Roman is the President of Columbia Ventures Corporation, a private investment company which has focused principally on the international metals and telecommunications industries. Prior to joining Columbia Ventures Corporation in 1992, Mr. Roman was a partner at Coopers & Lybrand, an independent public accounting firm.

William R. Tagmyer has been the Chairman of the Board of Directors since 1986. From 1986 to January 1998, Mr. Tagmyer also served as President of Northwest Pipe and from 1986 to January 2001 as Chief Executive Officer. He worked for L. B. Foster Company, a steel pipe manufacturer, from 1975 to 1986. Prior to 1975, Mr. Tagmyer was employed by the U.S. Steel Corporation and FMC Corporation in the areas of sales, marketing, product management and contract administration.

Neil R. Thornton has been a director of Northwest Pipe since 1995. He was previously a director of Northwest Pipe from 1986 to 1993. Mr. Thornton was President and Chief Executive Officer of American Steel, L.L.C., a distributor of carbon steel products, from 1985 until his retirement in January 1998.

PRINCIPAL SHAREHOLDERS

The table below sets forth certain information, as of September 30, 2006 regarding the beneficial ownership of our common stock by: (1) each person known by us to be the beneficial owner of 5% or more of our outstanding common stock; (2) our Chief Executive Officer and our four most highly-compensated executive officers other than our Chief Executive Officer, whom we refer to as our named executive officers; (3) each of our directors; and (4) all of our directors and executive officers as a group. The address of each of our named executive officers and directors is c/o Northwest Pipe Company, 200 SW Market Street, Suite 1800, Portland, Oregon 97201-5730.

The number of shares of our common stock outstanding as of September 30, 2006 was 6,868,720. That amount does not include shares reserved for issuance upon the exercise of options granted under our stock option plans. Except as otherwise noted, all information with respect to beneficial ownership has been furnished by each director or executive officer, or is based on filings with the SEC, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of our common stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Exchange Act, which provides, in part, that a person is deemed to be the beneficial owner of shares of common stock if the person, directly or indirectly, has or shares the voting or investment power of that common stock, or has the right to acquire beneficial ownership of the common stock within 60 days.

Name of Beneficial Owner	Shares Beneficially Owned(1)
	Shares	Percent
Wells Fargo & Company(2) 420 Montgomery Street, San Francisco, CA 94104	954,065	13.9%

FMR Corp.(3) 82 Devonshire Street Boston, MA 02109	670,375	9.8%

Bank of America Corporation(4) 100 Federal Street North Tryon Street Floor 25, Bank of America Corporate Center Charlotte, NC 28255	653,332	9.5%

Dreman Value Management LLC(5) 520 East Cooper Avenue Suite 230-4 Aspen, CO 81611	399,100	5.8%

Dimensional Fund Advisors Inc.(6) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	377,449	5.5%

William R. Tagmyer(1)	266,171	3.8%

Brian W. Dunham(1)	252,808	3.6%

Charles L. Koenig(1)	118,555	1.7%

Gary A. Stokes(1)	62,547	*

Robert L. Mahoney(1)	32,693	*

John D. Murakami(1)	46,641	*

Wayne B. Kingsley(1)	34,583	*

Neil R. Thornton(1)	31,378	*

Richard A. Roman(1)	13,000	*

All directors and executive officers as a group (ten persons)(1)	913,696	12.2%

(*)	Represents beneficial ownership of less than one percent of the outstanding common stock.
(1)	Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from September 30, 2006 are considered outstanding for the purpose of calculating the percentage of common stock owned by such person, but not for the purpose of calculating the percentage of common stock owned by any other person. The number of shares of common stock subject to stock options that are exercisable within 60 days of September 30, 2006 is as follows: Mr. Tagmyer—164,039; Mr. Dunham—161,542; Mr. Koenig—61,929; Mr. Stokes—62,547; Mr. Mahoney—32,693; Mr. Murakami—41,863; Mr. Kingsley—20,000; Mr. Thornton—20,000; Mr. Roman—13,000; and all directors and executive officers as a group—632,933.
(2)	The information as to beneficial ownership is based on a Schedule 13G/A filed with the SEC by Wells Fargo & Company on February 3, 2006, reflecting its beneficial ownership of common stock as of December 31, 2005. The Schedule 13G/A states that Wells Fargo & Company beneficially owns 954,065 shares of common stock, including 873,515 shares as to which it has sole voting power and 935,265 shares as to which it has sole dispositive power.
(3)	The information as to beneficial ownership is based on a Schedule 13G/A filed with the SEC by FMR Corp. on February 14, 2006, reflecting its beneficial ownership of common stock as of December 31, 2005. The Schedule 13G/A states that FMR Corp. has sole dispositive power with respect to 670,375 shares of common stock.
(4)	The information as to beneficial ownership is based on a Schedule 13G/A filed with the SEC by Bank of America Corporation on February 8, 2006, reflecting its beneficial ownership of common stock as of December 31, 2005. The Schedule 13G/A states Bank of America Corporation has shared voting power with respect to 504,616 shares of common stock and shared dispositive power with respect to 653,332 shares of common stock.
(5)	The information as to beneficial ownership is based on a Schedule 13G filed with the SEC by Dreman Value Management LLC on February 10, 2006, reflecting its beneficial ownership of common stock as of December 31, 2005. The Schedule 13G states that Dreman Value Management LLC has shared voting power and sole dispositive power with respect to 399,100 shares of common stock.
(6)	The information as to beneficial ownership is based on a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors Inc. on February 6, 2006, reflecting its beneficial ownership of common stock as of December 31, 2005. The Schedule 13G/A states that Dimensional Fund Advisors Inc. has sole voting and dispositive power with respect to 377,449 shares of common stock.

RELATED PARTY TRANSACTIONS

We have ongoing business relationships with certain affiliates of Wells Fargo & Company. Wells Fargo, together with certain of its affiliates, is our largest shareholder. During the six months ended June 30, 2006, we made payments to affiliates of Wells Fargo for operating lease payments, pursuant to which we lease certain equipment from such affiliates. During the years ended December 31, 2005, 2004 and 2003, we also made the following payments to affiliates of Wells Fargo: (1) payments of interest and fees pursuant to letters of credit originated by such affiliates; (2) payments of principal and interest on an industrial development revenue bond; and (3) payments of principal, interest and related fees in connection with loan agreements between us and such affiliates. Payments made by us to affiliates of Wells Fargo amounted to $3.3 million, $3.5 million and $3.9 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $225,000 for the six months ended June 30, 2006. Balances due to affiliates of Wells Fargo were $0 at December 31, 2005 and June 30, 2006.

We have an ongoing business relationship with an affiliate of Bank of America Corporation. An affiliate of Bank of America is the lender and letter of credit issuer under our credit facility. Bank of America, together with certain of its affiliates, is one of our largest shareholders. During the year ended December 31, 2005 and the six months ended June 30, 2006, we made the following payments to an affiliate of Bank of America: (1) payments of interest and fees pursuant to letters of credit originated by such affiliates; and (2) payments of principal, interest and related fees under our credit facility. Payments of interest and fees made by us to an affiliate of Bank of America amounted to $1.3 million for the year ended December 31, 2005 and $1.4 million for the six months ended June 30, 2006. Balances due to an affiliate of Bank of America were $41.4 million at December 31, 2005 and $35.5 million at June 30, 2006.

DESCRIPTION OF OUR CAPITAL STOCK

As of September 30, 2006, our authorized capital stock consisted of 15,000,000 shares of common stock, par value $0.01, of which 6,868,720 shares were issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding. Upon completion of this offering, there will be 8,568,720 shares of common stock issued and outstanding, based on the number of shares outstanding as of September 30, 2006.

Common Stock

Holders of common stock are entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available therefor. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by us hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that we may issue in the future as described below.

Preferred Stock

The board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock by the board of directors could adversely affect the rights of holders of common stock. For example, the issuance of preferred stock could result in a series of securities outstanding that would have preference over the common stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the common stock.

The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of common stock. There are no agreements or understandings for the issuance of preferred stock, and the board of directors has no present intention of issuing any shares of preferred stock.

Shareholder Rights Plan

We have a shareholder rights plan pursuant to which each outstanding share of common stock also represents ownership of one preferred stock purchase right. Each such right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $83.00 per one one-hundredth share, subject to adjustment. The description and terms of such rights are set forth in a rights agreement, dated June 28, 1999, between us and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, L.L.C.) as rights agent, a copy of which has been filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following summary of the terms of the rights agreement is not complete and is qualified by reference to the rights agreement.

The rights will not be exercisable and will not trade separately from the common stock until the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons, referred to individually or collectively as the acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or

•	10 business days (or such later date as may be determined by the board) following commencement of or announcement of an intention to make a tender offer or exchange offer which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of common stock.

The earlier of such dates is referred to as the distribution date.

Until the distribution date or the earlier expiration of the rights, the rights will not be separable from the common stock and will be transferred along with any transfer of that stock. As soon as practicable following the distribution date, however, a separate rights certificate evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date, and such separate rights certificate alone will evidence the rights.

The rights will not be exercisable until the distribution date and will expire at the close of business on June 28, 2009, unless that date is changed or the rights are earlier redeemed or exchanged by us. In the event that any person or group of affiliated or associated persons becomes an acquiring person, in lieu of shares of preferred stock, each holder of a right who exercises that right will be entitled to receive a number of shares of common stock equal in value to two times the exercise price of the right based on the current market price of the common stock. The rights beneficially owned by the acquiring person, however, will be void and will not be exercisable. In the event that we are acquired in a merger, other business combination transaction or 50% or more of our consolidated assets or earning power is sold, each holder of a right, other than those voided rights held by the acquiring person, will then be entitled to receive, upon the exercise of the right, a number of shares of common stock of the acquiring company equal in value to two times the exercise price of the right based on the current market price of such common stock.

The purchase price payable and the number of one one-hundredths of a share of preferred stock or other securities or property issuable upon exercise of the rights are subject to customary anti-dilution provisions. The number of outstanding rights may be adjusted in the event of a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring prior to the distribution date.

The rights agreement provides that at any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per right, subject to adjustment.

In general, at any time until 10 days after the date a person or group has become an acquiring person, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. After the redemption period has expired, our right of redemption may be reinstated if an acquiring person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving us, provided there are no other acquiring persons. Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

We and the rights agent may amend the rights agreement in any way prior to the distribution date. After the distribution date, we and the rights agent may only amend the provisions of the rights agreement in order to cure any ambiguity, defect or inconsistency or to make any other changes which do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person).

Until a right is exercised, the holder has no rights as a shareholder, including the right to vote or to receive dividends.

Anti-takeover Effects of Certain Provisions of Oregon Law, the Articles and Bylaws

We are subject to the Oregon Business Combination Act. The Oregon Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation, thereby becoming an “interested shareholder,” the corporation and the interested shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an interested shareholder. Business combination transactions for this purpose include:

•	a merger or plan of share exchange;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation’s assets or outstanding capital stock; or

•	certain transactions that result in the issuance of capital stock of the corporation to the interested shareholder.

These restrictions are not applicable if:

•	as a result of the transaction in which a person became an interested shareholder, the interested shareholder will own at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers and certain employee benefit plans);

•	the board of directors approves the business combination or transaction that resulted in the person becoming an interested shareholder; or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares owned by the interested shareholder) approve the business combination after the interested shareholder has acquired 15% or more of the corporation’s voting stock.

Our Second Restated Articles of Incorporation contain provisions that (1) classify the board of directors into three classes, each of which serves for a three-year term with one class elected each year, (2) provide that directors may be removed by shareholders only for cause and only upon the affirmative vote of 75% of the outstanding shares of common stock and (3) permit the board of directors to issue preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by our shareholders.

The staggered terms for directors, the provisions allowing the removal of directors only for cause, the availability of preferred stock for issuance without shareholder approval and the shareholder rights plan may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors and may deter any potential unfriendly offers or other efforts to obtain control. This could deprive our shareholders of opportunities to realize a premium for their common stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of us to negotiate terms acceptable to the board of directors.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and Jefferies & Company, Inc., as representative of the several underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite its name in the following table.

Underwriter	Number of Shares
Jefferies & Company, Inc.
D.A. Davidson & Co.

Total	1,700,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us are subject to the satisfaction of some conditions. The underwriters are obligated to purchase all of the shares offered, if any of the shares are purchased, other than the shares covered by the over-allotment option described below. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to some dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $             per share to other dealers. After this offering, the public offering price, the concession to selected dealers and reallowance to other dealers may be changed by the underwriters.

We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 255,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 255,000 additional shares.

	Per Share	Total Without Exercise of Option	Total With Full Exercise of Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds to us before expenses	$	$	$

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000.

This offering of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of the shares of our common stock in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

We, our executive officers and our directors have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of Jefferies & Company, Inc. However, Jefferies & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have been advised by the representative of the underwriters that, in accordance with Regulation M, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a short position by making short sales of our shares and may purchase shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can either be “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” that short position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through the over-allotment option.

A “stabilizing bid” is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representative to reclaim the selling concession from an underwriter or syndicate member when shares sold by such underwriter or syndicate member are purchased by the representative in a stabilizing or syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be conducted on the Nasdaq Global Select Market or otherwise.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

LEGAL MATTERS

Ater Wynne LLP, Portland, Oregon, will pass upon the validity of the common stock being offered hereby. Jones Day will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 (included in this prospectus) and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 (not presented herein) appearing under Item 9A of Northwest Pipe Company’s 2005 Annual Report on Form 10-K, which is incorporated by reference, have been so included or incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. Our SEC filings are also available at the SEC’s Web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports that we file with it. This means we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on November 2, 1995, including any subsequently filed amendments and reports updating such description; and

•	The description of our Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed on July 1, 1999, including any subsequently filed amendments and reports updating such description.

We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus. You should direct any requests for documents to Investor Relations, Northwest Pipe Company, 200 SW Market Street, Suite 1800, Portland, Oregon 97201, telephone (503) 946-1200.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Northwest Pipe Company:

We have completed integrated audits of Northwest Pipe Company’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Northwest Pipe Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule (not presented herein) appearing in the Company’s 2005 Annual Report on Form 10-K under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s 2005 Annual Report on Form 10-K, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

March 10, 2006

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Net sales	$329,006	$291,910	$244,987
Cost of sales	275,216	242,614	211,759

Gross profit	53,790	49,296	33,228

Selling, general and administrative expense	26,318	23,126	22,293

Operating income	27,472	26,170	10,935

Interest expense, net	7,383	6,346	5,210

Income before income taxes	20,089	19,824	5,725

Provision for income taxes	6,703	7,447	2,194

Net income	$13,386	$12,377	$3,531

Basic earnings per share	$1.97	$1.87	$0.54

Diluted earnings per share	$1.90	$1.83	$0.53

Shares used in per share calculations:
Basic	6,781	6,618	6,553

Diluted	7,063	6,768	6,660

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,
	2005	2004	2003
Net income	$13,386	$12,377	$3,531

Other comprehensive income (loss):
Minimum pension liability adjustment	(218)	(1,117)	872
Tax effect	78	420	(334)

Comprehensive income	$13,246	$11,680	$4,069

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$133	$89
Trade and other receivables, less allowance for doubtful accounts of $500 and $1,221	64,538	53,882
Costs and estimated earnings in excess of billings on uncompleted contracts	73,161	71,205
Inventories	51,070	60,696
Refundable income taxes	1,518	—
Deferred income taxes	1,543	2,619
Prepaid expenses and other	1,474	1,499
Assets held for sale	2,900	—

Total current assets	196,337	189,990
Property and equipment, net	117,369	116,716
Goodwill, net	21,451	21,451
Restricted assets	—	2,300
Other assets	3,328	4,946

Total assets	$338,485	$335,403

Liabilities and Stockholders’ Equity
Current liabilities:
Note payable to financial institution	$—	$28,412
Current portion of long-term debt	9,286	10,964
Current portion of capital lease obligations	75	823
Accounts payable	28,914	44,535
Accrued liabilities	7,634	7,324

Total current liabilities	45,909	92,058
Note payable to financial institution	41,353	—
Long-term debt, less current portion	53,571	59,607
Capital lease obligations, less current portion	7	82
Deferred income taxes	23,786	23,052
Deferred gain on sale of equipment	11,849	13,152
Pension and other benefits	2,545	3,300

Total liabilities	179,020	191,251

Commitments and contingencies (Notes 9 and 13)

Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 15,000,000 shares authorized, 6,839,962 and 6,686,196 shares issued and outstanding	68	67
Additional paid-in-capital	42,973	40,907
Retained earnings	118,498	105,112
Accumulated other comprehensive loss:
Minimum pension liability	(2,074)	(1,934)

Total stockholders’ equity	159,465	144,152

Total liabilities and stockholders’ equity	$338,485	$335,403

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollar amounts in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balances, December 31, 2002	6,548,879	$65	$39,572	$89,204	$(1,689)	$127,152
Net income				3,531		3,531
Issuance of common stock under stock option plans	11,506	1	36			37
Minimum pension liability adjustment					872	872
Tax benefit of stock options exercised			59			59

Balances, December 31, 2003	6,560,385	66	39,667	92,735	(817)	131,651
Net income				12,377		12,377
Issuance of common stock under stock option plans	125,811	1	927			928
Minimum pension liability adjustment					(1,117)	(1,117)
Tax benefit of stock options exercised			313			313

Balances, December 31, 2004	6,686,196	67	40,907	105,112	(1,934)	144,152
Net income				13,386		13,386
Issuance of common stock under stock option plans	153,766	1	1,712			1,713
Minimum pension liability adjustment, net of tax benefit of $78					(140)	(140)
Tax benefit of stock options exercised			354			354

Balances, December 31, 2005	6,839,962	$68	$42,973	$118,498	$(2,074)	$159,465

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Cash Flows From Operating Activities:
Net income	$13,386	$12,377	$3,531
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	5,451	6,203	4,694
Amortization of debt issuance costs	178	135	—
Deferred income taxes	1,810	1,662	3,446
Deferred gain on sale-leaseback of equipment	(1,422)	(6,351)	(6,581)
Loss on sale of equipment	107	28	33
Tax benefit of nonqualified stock options exercised	354	313	59
Changes in current assets and liabilities:
Trade and other receivables, net	(10,656)	(5,305)	4,814
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,956)	(28,431)	6,619
Inventories	9,626	(17,041)	3,878
Refundable income taxes	(1,518)	2,654	(2,654)
Prepaid expenses and other	3,896	496	(228)
Accounts payable	(15,621)	20,148	(6,711)
Accrued and other liabilities	(585)	2,811	(520)

Net cash provided by (used in) operating activities	3,050	(10,301)	10,380
Cash Flows From Investing Activities:
Additions to property and equipment	(18,502)	(11,995)	(11,115)
Proceeds from sale of property and equipment	10	12	26

Net cash used in investing activities	(18,492)	(11,983)	(11,089)
Cash Flows From Financing Activities:
Proceeds from sale of common stock	1,713	928	37
Borrowings on long-term debt	4,500	35,500	—
Payments on long-term debt	(12,214)	(10,965)	(10,964)
Net borrowings (payments) under notes payable to financial institutions	12,941	(1,029)	12,104
Payments of debt issuance costs	(131)	(1,180)	—
Proceeds of sale-leaseback	9,500	—	—
Borrowings from capital lease obligations	—	79	387
Payments on capital lease obligations	(823)	(1,088)	(888)

Net cash provided by financing activities	15,486	22,245	676

Net increase (decrease) in cash and cash equivalents	44	(39)	(33)
Cash and cash equivalents, beginning of period	89	128	161

Cash and cash equivalents, end of period	$133	$89	$128

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest, net of amounts capitalized	$7,147	$6,122	$5,527
Cash paid during the period for income taxes (net of tax refunds of $526, $4,101, and $2,781)	6,146	2,772	1,062

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the accounts of Northwest Pipe Company and its wholly owned subsidiaries (the “Company”). All significant inter-company balances have been eliminated. The Company has water transmission manufacturing facilities in Portland, Oregon; Denver, Colorado; Adelanto, California; Parkersburg, West Virginia; and Saginaw, Texas. Tubular products manufacturing facilities are located in Portland, Oregon; Atchison, Kansas; Houston, Texas; and Bossier City, Louisiana. The fabricated products manufacturing facility is located in Monterrey, Mexico.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at that time. On an on-going basis, the Company evaluates all of its estimates, including those related to revenue recognition, allowance for doubtful accounts, warranties, intangible assets, income taxes, and contingencies and litigation. Actual results could differ from those estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term highly liquid investments with remaining maturities of three months or less when purchased.

Allowance for Doubtful Accounts

The Company maintains allowances for estimated losses resulting from the inability of its customers to make required payments and contract disputes. At least monthly, the Company reviews past due balances to identify the reasons for non-payment. If the past due amount results from a specific water transmission project, a specific allowance is recorded to reduce the related receivable to the expected recovery amount given all information presently available. A general allowance is recorded for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. The Company will write off a receivable account once the account is deemed uncollectible. The Company believes the reported allowances at December 31, 2005 and 2004 are adequate. If the customers’ financial conditions were to deteriorate resulting in their inability to make payments, additional allowances may need to be recorded, which would result in additional expenses being recorded for the period in which such determination was made.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market. Finished goods and Tubular Products and Fabricated Products raw material are stated at first-in, first-out method of accounting. Materials and supplies are stated at standard cost. Water Transmission steel inventory is valued on a specific identification basis and coating and lining materials are stated on a moving average cost basis.

Property and Equipment

Property and equipment, including land, buildings and equipment under capital leases, are stated at cost. Maintenance and repairs are expensed as incurred and costs of improvements and renewals, including interest, are capitalized. Depreciation and amortization are determined by the straight-line method based on the estimated useful lives of the related assets. Upon disposal, costs and related accumulated depreciation of the assets are removed from the accounts and resulting gains or losses are reflected in operations. The Company leases equipment under long-term capital leases, which are being amortized on a straight-line basis over the shorter of the lease terms or the estimated useful lives of the assets.

Estimated useful lives by major classes of property and equipment are as follows:

Land improvements	20 – 30 years
Buildings	20 –40 years
Equipment	5 –18 years

Goodwill

The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Net goodwill was $21.5 million at December 31, 2005 and 2004. With the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but is reviewed annually or more frequently if impairment indicators arise, for impairment. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 2005 and 2004.

Product Warranties

The Company’s standard terms and conditions of sale include a warranty for our products to be free of certain defects. The Company records a general reserve for warranty claims based on historical experience. If actual warranty claims differ from the estimates, revisions to the reserve would be necessary.

Self Insurance

The Company is self-insured for health claims for a portion of losses and liabilities associated with workers compensation claims. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The Company has purchased stop-loss coverage in order to limit, to the extent practical, the aggregate exposure to claims. There is no assurance that such coverage will adequately protect the Company against liability from all potential consequences.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension Benefits

The Company has two defined benefit pension plans that are frozen. The Company funds these plans to cover current plan costs plus amortization of the unfunded plan liabilities. To record these obligations, management uses estimates relating to assumed inflation, investment returns, mortality, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis.

Revenue Recognition

Revenue from construction contracts in the Company’s water transmission segment is recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs of each contract. Estimated total costs are reviewed monthly and updated by project management and operations personnel for all projects that are fifty percent or more complete, except that major projects, usually over $5.0 million, are reviewed earlier if sufficient production has been completed to provide enough information to revise the original estimated total cost of the project. All cost revisions that result in the gross profit as a percent of sales increasing or decreasing by greater than one percent are reviewed by senior management personnel. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period such estimated losses are known. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Revenue from the Company’s tubular products and fabricated products segments is recognized when all four of the following criteria have been satisfied: persuasive evidence of an arrangement exists; delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured.

Income Taxes

The Company records deferred income tax assets and liabilities based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

Earnings per Share

Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during the period. Incremental shares of 281,719, 150,271 and 107,067 for the years ended December 31, 2005, 2004, 2003, respectively, were used in the calculations of diluted earnings per share. For the year ended

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, no options were excluded from the computation of diluted earnings per share because the exercise price of all options was less than the average market price of the underlying common stock during this period and thus no options would be antidilutive. Options to purchase 304,686 shares of common stock at prices of $17.125 to $22.875 per share, and options to purchase 821,698 shares of common stock at prices of $13.563 to $22.875 per share were outstanding during 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the underlying common stock.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. Trade receivables are with a large number of customers, including municipalities, manufacturers, distributors and contractors, dispersed across a wide geographic base. No accounts receivable balance accounted for 10% or more of total accounts receivable at December 31, 2005 and 2004.

Fair Value of Financial Instruments

The fair values of financial instruments are the amounts at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade receivables, other current assets and current liabilities approximate fair value because of the short maturity for these instruments. The fair value approximates the carrying value of the Company’s borrowings under its long-term arrangements based upon interest rates available for the same or similar loans.

Long-Lived Assets

Property and equipment are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Disposal of Long-Lived Assets.” The Company assesses impairment of property and equipment whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. The recoverable value of long-lived assets is determined by estimating future undiscounted cash flows using assumptions about the expected future operating performance of the Company. The estimates of undiscounted cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions, or changes to business operations. If the carrying value of the property and equipment will not be recoverable, an impairment loss is calculated and recorded.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price of the option.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounts for stock, stock options and warrants issued to non-employees in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services.” Compensation and services expenses are recognized over the vesting period of the options or warrants or the periods the related services are rendered, as appropriate.

At December 31, 2005, the Company has one active stock-based compensation plan, which is described more fully in Note 10. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except per share amounts)
Net income, as reported	$13,386	$12,377	$3,531
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	280	322	459

Pro forma net income	$13,106	$12,055	$3,072

Earnings per share:
Basic—as reported	$1.97	$1.87	$0.54
Basic—pro forma	$1.93	$1.82	$0.47

Diluted—as reported	$1.90	$1.83	$0.53
Diluted—pro forma	$1.86	$1.78	$0.46

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on the results of operations or financial position, but does not expect SFAS 151 to have a material effect.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 2l(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first annual reporting period that begins after June 15, 2005. Accordingly, the Company will adopt SFAS 123(R) commencing with the quarter ending March 31, 2006. The Company estimates the impact of adoption of SFAS 123(R) will approximate the impact of the adjustments made to determine pro forma net income and pro forma earnings per share under SFAS 123.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company’s results of operations or financial position.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS:

	December 31,
	2005	2004
	(in thousands)
Costs incurred on uncompleted contracts	$260,752	$177,389
Estimated earnings	73,601	50,173

	334,353	227,562
Less billings to date	(261,192)	(156,357)

	$73,161	$71,205

Costs and estimated earnings in excess of billings on uncompleted contracts represents revenue earned under the percentage of completion method but not billable based on the terms of the contracts. These amounts are billed based on the terms of the contracts, which include achievement of milestones, partial shipments or completion of the contracts.

3. INVENTORIES:

	December 31,
	2005	2004
	(in thousands)
Finished goods	$24,682	$24,989
Raw materials	24,145	33,655
Materials and supplies	2,243	2,052

	$51,070	$60,696

4. ASSETS HELD FOR SALE:

The Company has an agreement to sell its manufacturing facility in Riverside, California and has included the related property, plant and equipment as an asset held for sale in current assets.

5. PROPERTY AND EQUIPMENT:

	December 31,
	2005	2004
	(in thousands)
Land and improvements	$15,533	$16,906
Buildings	29,782	30,774
Equipment	96,275	95,513
Equipment under capital leases	521	5,365
Construction in progress	13,170	2,571

	155,281	151,129
Less accumulated depreciation and amortization	(37,912)	(34,413)

Property and equipment, net	$117,369	$116,716

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense was $5.5 million, $6.2 million and $4.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Accumulated amortization associated with property and equipment under capital leases was $170,000 and $1.6 million at December 31, 2005 and 2004, respectively.

6. GOODWILL:

	December 31,
	2005	2004
	(in thousands)
Goodwill	$23,717	$23,717
Less accumulated amortization	(2,266)	(2,266)

Goodwill, net	$21,451	$21,451

7. NOTE PAYABLE TO FINANCIAL INSTITUTION:

At December 31, 2005, the Company had a $65.0 million line of credit agreement, under which $44.0 million was outstanding, bearing interest at a weighted average rate of 5.98%, and partially offset by $2.6 million of cash receipts that had not been applied to the line of credit. At December 31, 2005, the Company had additional net borrowing capacity under the line of credit of $23.6 million. The line of credit expires on May 20, 2010, and bears interest at rates related to LIBOR plus 0.75% to 1.50%, or the lending institution’s prime rate, minus 0.5% to 0.0%. The line of credit agreement contains the following covenants; minimum consolidated tangible net worth, maximum consolidated total debt to consolidated EBITDA, minimum consolidated fixed charge coverage test and a minimum asset coverage ratio. At December 31, 2005, the Company was in compliance with all covenants specified in the line of credit agreement.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. LONG-TERM DEBT:

	December 31,
	2005	2004
	(in thousands)
Industrial Development Bond, maturing on April 15, 2010, issued in accordance with Internal Revenue Code Section 144(a), variable interest (2.15% at December 31, 2004) payable monthly; annual principal payments of $250, collateralized by property and equipment and guaranteed by an irrevocable letter of credit from a bank; paid in full in May 2005	$—	$1,500

Senior Notes, maturing on November 15, 2007, due in annual payments of $5.0 million that began November 15, 2001, plus interest at 6.87% paid quarterly, on February 15, May 15, August 15 and November 15, collateralized by accounts receivable, inventory and certain equipment	10,000	15,000

Series A Senior Notes, maturing on April 1, 2005, due in annual payments of $1.4 million that began April 1, 1999, plus interest at 6.63% paid quarterly, on January 1, April 1, July 1, and October 1, collateralized by accounts receivable, inventory and certain equipment; paid in full in April 2005	—	1,428

Series B Senior Notes, maturing on April 1, 2008, due in annual payments of $4.3 million that began April 1, 2002, plus interest at 6.91% paid quarterly, on January 1, April 1, July 1, and October 1, collateralized by accounts receivable, inventory and certain equipment	12,857	17,143

Series A Term Note, maturing on February 25, 2014, due in annual payments of $2.1 million that begin February 25, 2008, plus interest at 8.75% paid quarterly, on February 25, May 25, August 25, and November 25, collateralized by accounts receivable, inventory and certain equipment	15,000	15,000

Series B Term Notes, maturing on June 21, 2014, due in annual payments of $1.5 million that begin June 21, 2008, plus interest at 8.47% paid quarterly, on March 21, June 21, September 21 and December 21, collateralized by accounts receivable, inventory and certain equipment	10,500	10,500

Series C Term Notes, maturing on October 26, 2014, due in annual payments of $1.4 million that begin October 26, 2008, plus interest at 7.36% paid quarterly, on January 26, April 26, July 26 and October 26, collateralized by accounts receivable, inventory and certain equipment	10,000	10,000

Series D Term Notes, maturing on January 24, 2015, due in annual payments of $643 that begin January 24, 2009, plus interest at 7.32% paid quarterly, on January 24, April 24, July 24 and October 24, collateralized by accounts receivable, inventory and certain equipment	4,500	—

Total long-term debt	$62,857	$70,571

Amounts are displayed on the consolidated balance sheet as follows:
Current portion of long-term debt	$9,286	$10,964
Long-term debt, less current portion	53,571	59,607

	$62,857	$70,571

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is required to maintain certain financial ratios under its long-term debt agreements, including the following covenants; minimum consolidated tangible net worth, maximum consolidated total debt to consolidated EBITDA, minimum consolidated fixed charge coverage test and a minimum asset coverage ratio. At December 31, 2005, the Company was in compliance with all covenants specified in its long-term debt agreements.

Future principal payments are as follows (in thousands):

2006	$9,286
2007	9,286
2008	9,357
2009	5,714
2010	5,714
Thereafter	23,500

$62,857

Interest expense was $7.4 million, net of amounts capitalized of $340,000 in 2005, $6.3 million in 2004, and $5.2 million, net of amounts capitalized of $89,000 in 2003.

9. LEASES:

Capital Leases

The Company leases certain equipment used in the manufacturing process. The future minimum lease payments under these capital leases and the present value of the minimum lease payments as of December 31, 2005 are as follows (in thousands):

2006	$78
2007	7

Total minimum lease payments	85
Less—Amount representing interest	3

Present value of minimum lease payments with interest rates of 6.7%	82
Current portion of capital lease	75

Capital lease obligation, less current portion	$7

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Leases

The Company has entered into various equipment leases with terms of six years or less. Total rental expense for 2005, 2004 and 2003 was $11.2 million, $14.5 million and $14.1 million, respectively. Future minimum payments as of December 31, 2005 for operating leases with initial or remaining terms in excess of one year are (in thousands):

2006	$10,046
2007	6,436
2008	1,798
2009	712
2010	333

$19,325

Certain of the Company’s operating lease agreements include renewals and/or purchase options set to expire at various dates. In addition, certain manufacturing equipment leases, with terms of 3 years, contain provisions related to residual value guarantees, which provide that if the Company does not purchase the leased equipment from the lessor at the end of the lease term, then the Company is liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. The maximum potential liability to the Company under such guarantees is $20.1 million at December 31, 2005 if the proceeds from the sale of terminating equipment leases are zero. Consistent with past experience, management does not expect any payments will be required pursuant to these guarantees, and no amounts have been accrued at December 31, 2005.

From time to time, the Company has completed sales-leaseback transactions of certain manufacturing equipment. The lengths of the leases are from thirty-six to eighty-four months. As a result of the sale-leasebacks, the Company recognized deferred gains that will be amortized over the basic lease term, limited by the maximum guaranteed residual amount.

10. RETIREMENT PLANS:

The Company has a defined contribution retirement plan that covers substantially all of its employees and provides for Company matches of up to 50% of employee contributions to the plan, subject to certain limitations. The defined contribution retirement plan offers fourteen investment options and does not include provisions to invest in or have the Company match in Company stock.

The Company has a non-qualified retirement savings plan that covers the officers and selected highly compensated employees. The non-qualified plan matches up to 50% of employee contributions to the plan, subject to certain limitations. It also provides a Company funded component for the officers with a retirement target fund. The retirement target fund amount is an actuarially estimated amount necessary to provide 35% of final base pay after a 35-year career with the Company or 1% of final base pay per year of service. The actual benefit, however, assumes an investment growth at 8% per year. Should the investment growth be greater than 8%, the benefit will be more, but if it is less than 8%, the amount will be less and the Company does not make up any deficiency.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has two noncontributory defined benefit plans, a union and a salaried benefit plan. Both plans are frozen, and participants are fully vested in their accrued benefits as of the date each plan was frozen. No additional participants can be added to the plans and no additional service can be earned by participants subsequent to date the plans were frozen. Benefits under the union pension plan are based upon a flat benefit formula, while benefits under the salaried benefit plan are based upon a final pay formula. The funding policy for each noncontributory defined benefit plan is based on current plan costs plus amortization of the unfunded plan liability. All current employees covered by these plans are now covered by the defined contribution retirement plan. As of December 31, 2005 the Company had recorded, in accordance with the actuarial valuation, an accrued pension liability of $773,000. As of December 31, 2004, the Company had recorded a net accrued pension liability of $730,000. Additionally, as of December 31, 2005 and 2004, the accumulated benefit obligation was $5.0 million and $4.8 million, respectively, and the fair value of plan assets was $4.3 million and $4.1 million, respectively.

Total expense for all retirement plans in 2005, 2004 and 2003 was $1.1 million, $951,000 and $894,000, respectively.

11. STOCK-BASED COMPENSATION PLANS:

Stock Option Plans

The Company has one active stock option plan, the 1995 Stock Option Plan for Nonemployee Directors, which provides for the grant of nonqualified options at an exercise price which is not less than 100 percent of the fair value on the grant date. The 1995 Stock Option Plan for Nonemployee Directors provides for the grant of nonqualified options at an exercise price which is not less than 100 percent of the fair value on the grant date. In addition, the Company has one expired stock option plan, the Amended 1995 Stock Incentive Plan, under which previously granted options remain outstanding and continue to vest. The plans provide that options become exercisable according to vesting schedules, which range from immediate for nonemployee directors to ratably over a 60-month period for all other options. Options terminate 10 years from the date of grant. Although there were 734,336, 893,576 and 1,019,387 shares of common stock reserved for issuance under the Company’s stock compensation plans at December 31, 2005, 2004 and 2003 respectively, the Company no longer has the ability to grant options to employees going forward, and will be granting a limited number of options to directors each year for services performed.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of status of the Company’s stock options as of December 31, 2005, 2004 and 2003 and changes during the year ended on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price Per Share
Balance, December 31, 2002	996,970	$14.13
Options granted	15,000	10.31
Options exercised	(11,506)	3.04
Options canceled	(17,607)	16.33

Balance, December 31, 2003	982,857	14.17
Options granted	8,000	14.00
Options exercised	(125,811)	7.38
Options canceled	(5,581)	16.74

Balance, December 31, 2004	859,465	15.14
Options granted	8,000	22.07
Options exercised	(153,766)	11.14
Options canceled	(2,363)	21.72

Balance, December 31, 2005	711,336	$16.06

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Prices Per Share	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
$10.31 – $13.56	162,520	4.46	$13.33	162,520	$13.33
$14.00 – $14.56	140,192	5.44	14.02	127,596	14.02
$14.75 – $17.13	142,538	3.03	14.85	142,538	14.85
$17.90 – $18.75	167,288	2.68	18.50	152,621	18.56
$18.88 – $22.88	98,798	2.56	21.10	98,798	21.10

	711,336	3.69	$16.06	684,073	$16.06

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are the options exercisable at the corresponding weighted average exercise price at December 31, 2005, 2004 and 2003, respectively: 684,073 at $16.06, 777,638 at $15.14 and 817,446 at $14.04.

In accordance with SFAS 123, “Accounting for Stock Based Compensation”, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 are presented in Note 1. The fair value of options granted in 2005, 2004 and 2003 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2005	2004	2003
Risk-free interest rate	4.01%	4.50%	3.06%
Expected dividend yield	0%	0%	0%
Expected volatility	45.74%	45.92%	47.52%
Expected lives (years)	6.44	7.83	6.79

The weighted average grant date fair value of options granted during 2005, 2004 and 2003 was $11.77, $8.98 and $5.35, respectively.

12. SHAREHOLDER RIGHTS PLAN:

In June 1999, the Board of Directors adopted a Shareholder Rights Plan (the “Plan”) designed to ensure fair and equal treatment for all shareholders in the event of a proposed acquisition of the Company by enhancing the ability of the Board of Directors to negotiate more effectively with a prospective acquirer, and reserved 150,000 shares of Series A Junior Participating Preferred Stock (“Preferred Stock”) for purposes of the Plan. In connection with the adoption of the Plan, the Board of Directors declared a dividend distribution of one preferred stock purchase right (a “Right”) per share of common stock, payable to shareholders of record on July 9, 2000. Each right represents the right to purchase one one-hundredth of a share of Preferred Stock at a price of $83.00, subject to adjustment. The Rights will be exercisable only if a person or group acquires, or commences a tender offer to acquire, 15% or more of the Company’s outstanding shares of common stock. Subject to the terms of the Plan and upon the occurrence of certain events, each Right would entitle the holder to purchase common stock of the Company, or of an acquiring company in certain circumstances, having a market value equal to two times the exercise price of the Right. The Company may redeem the Rights at a price of $0.01 per Right under certain circumstances.

13. COMMITMENTS AND CONTINGENCIES:

Litigation

In November 1999, the Oregon Department of Environmental Quality (“ODEQ”) requested performance of a preliminary assessment of the Company’s plant located at 12005 N. Burgard in Portland, Oregon. The purpose of the assessment is to determine whether the plant has contributed to sediment contamination in the Willamette River. The Company entered into a Voluntary Letter Agreement with

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ODEQ in mid-August 2000, and began working on the assessment. On December 1, 2000, a six mile section of the lower Willamette River known as the Portland Harbor was included on the National Priorities List (“NPL”) at the request of the U.S. Environmental Protection Agency (“EPA”). EPA currently defines the site as the areal extent of contamination, and all suitable areas in proximity to the contamination necessary for the implementation of the response action, at, from and to the Portland Harbor Superfund Site Assessment Area from approximately River Mile (“RM”) 3.5 to RM 9.2, including uplands portions of the Site that contain sources of contamination to the sediments (the “Portland Harbor Site”). The Company’s plant is not located on the Willamette River; it lies in what may be the uplands portion of the Portland Harbor Site. EPA and ODEQ have agreed to share responsibility for investigation and cleanup of the Portland Harbor Site. ODEQ has the lead responsibility for conducting the upland work.

By a general notice letter dated December 8, 2000, EPA notified the Company and 68 other parties of potential liability under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the Resource Conservation and Recovery Act (“RCRA”) with respect to the Portland Harbor Site. In its letter, EPA inquired whether parties receiving the letter were interested in volunteering to enter negotiations to perform a remedial investigation and feasibility study (“RI/FS”) at the Portland Harbor Site. No action was required by EPA of recipients of the general notice letter. In late December 2000, the Company responded to EPA’s inquiry stating that the Company was working with ODEQ to determine whether its plant had any impact on Willamette River sediments or was a current source of releases to the Willamette River. Therefore, until its work with ODEQ was completed, it would be premature for the Company to enter into any negotiations with EPA. In 2001, groundwater containing elevated volatile organic compounds (VOCs) was identified in one localized area of the Company’s property furthest from the river. Assessment work in 2002 and 2003 to further characterize the groundwater is consistent with the initial conclusion that a source of the VOCs is located off site. There is no evidence at this time showing a connection between detected VOCs in groundwater and Willamette River sediments. Also, there is no evidence to date that stormwater from the plant has adversely impacted Willamette River sediments. However, ODEQ recommended a remedial investigation and feasibility study for further evaluation of both groundwater and stormwater at the plant. On January 25, 2005, ODEQ and the Company entered into a Voluntary Agreement for Remedial Investigation and Source Control Measures. The Company completed the additional assessment work required by the Agreement and submitted a Remedial Investigation/Source Control Evaluation Report to ODEQ on December 30, 2005. The conclusions of the report indicate that VOCs in groundwater do not present an unacceptable risk to human or ecological receptors in the Willamette River, stormwater is appropriately managed under the Company’s NPDES permit and the risk assessment screening results justify a No Further Action determination for the facility. The ODEQ review of this report is ongoing. ODEQ is expected to make its recommendations by mid-2006.

The Company operates under numerous governmental permits and licenses relating to air emissions, stormwater run-off, and other matters. The Company is not aware of any current material violations or citations relating to any of these permits or licenses. It has a policy of reducing consumption of hazardous materials in its operations by substituting non-hazardous materials when possible. The

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder which, among other requirements, establish noise and dust standards. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of its business. The Company maintains insurance coverage against potential claims in amounts that it believes to be adequate. Management believes that it is not presently a party to any other litigation, the outcome of which would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Guarantees

The Company has entered into certain stand-by letters of credit that total $5.6 million. The stand-by letters of credit relate to workers’ compensation and general liability insurance.

14. INCOME TAXES:

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Current:
Federal	$3,991	$5,927	$(1,121)
State	825	(142)	(131)
Deferred:
Federal	2,195	876	2,750
State	(308)	786	696

	$6,703	$7,447	$2,194

The difference between the effective income tax rate and the statutory U.S. federal income tax rate is explained as follows:

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Provision at statutory rate	$7,031	$6,938	$2,004
State provision, net of federal benefit	337	846	372
Other	(665)	(337)	(182)

	$6,703	$7,447	$2,194

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

	December 31,
	2005	2004
	(in thousands)
Current deferred tax assets:
Inventories	$998	$1,537
Accrued employee benefits	826	1,143
Trade receivables, net	194	482
Net operating loss carryforwards	140	132

	2,158	3,294
Current deferred tax liabilities:
Prepaid expenses	(194)	(246)
Other	(421)	(429)

Current deferred tax assets, net	$1,543	$2,619

Noncurrent deferred tax assets:
Net operating loss carryforwards	$885	$1,006
Other	196	128

	1,081	1,134
Valuation allowance	(520)	(478)

	561	656
Noncurrent deferred tax liabilities:
Property and equipment	(24,347)	(23,708)

Noncurrent deferred tax liabilities, net	$(23,786)	$(23,052)

Net deferred tax liabilities	$(22,243)	$(20,433)

As of December 31, 2005, the Company had approximately $1.7 million of federal net operating loss carryforwards and $6.7 million of state net operating loss carryforwards as a result of the acquisition of Thompson Pipe and Steel, which are limited in their use to approximately $348,000 per year during the 15 year carryforward period which expires in 2010. During the years ended December 31, 2005 and 2004, the Company recorded valuation allowances of $42,000 and $478,000, respectively, related to the state net operating loss carryforwards. As it was considered more likely than not the benefits would not be realized, the valuation allowance was recorded based upon current and anticipated future taxable income, state tax rates, and state apportionment.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The Company expects the net effect of the phase out of the ETI and the phase in of this new deduction to result in a decrease in the effective tax rate, based on current earnings levels.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the guidance in FASB Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” the deduction will be treated as a “special deduction” as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company’s tax return.

15. SEGMENT INFORMATION:

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about the Company’s reportable operating segments. The operating segments reported below are based on the nature of the products sold by the Company and are the segments of the Company for which separate financial information is available and for which operating results are regularly evaluated by executive management to make decisions about resources to be allocated to the segment and assess its performance. Management evaluates segment performance based on segment gross profit. There were no material transfers between segments in the periods presented.

The Company’s water transmission segment manufactures and markets large-diameter, high-pressure steel pipe used primarily for water transmission. Water Transmission products are custom manufactured in accordance with project specifications and are used primarily for high-pressure water transmission pipelines in the United States, Canada, and Mexico. Water Transmission manufacturing facilities are located in Portland, Oregon; Denver, Colorado; Adelanto, California; Parkersburg, West Virginia and Saginaw, Texas and products are sold primarily to public water agencies either directly or through an installation contractor.

The Company’s tubular products segment manufactures and markets smaller diameter, electric resistance welded steel pipe for use in a wide range of construction, agricultural, energy and industrial applications. Tubular Products manufacturing facilities are located in Portland, Oregon; Atchison, Kansas; Houston, Texas; and Bossier City, Louisiana. Tubular Products are marketed through a network of direct sales force personnel and independent distributors throughout the United States and Canada.

The Company’s fabricated products segment manufactures and markets propane tanks, as well as a wide range of other fabricated metal products. Propane tanks are used for home heating, agricultural and light industrial applications, and other fabricated metal products are produced for use in the automotive, energy and capital equipment industries. The Fabricated Products manufacturing facility is located in Monterrey, Mexico and products are sold through a network of direct sales force personnel and independent agents.

Based on the location of the customer, the Company sold principally all products in the United States, Canada and Mexico. As of December 31, 2005, all material long-lived assets are located in the United States.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Net sales:
Water transmission	$232,102	$177,765	$146,317
Tubular products	80,664	102,535	90,249
Fabricated products	16,240	11,610	8,421

Total	$329,006	$291,910	$244,987

Gross profit:
Water transmission	$46,759	$33,863	$32,173
Tubular products	5,636	14,998	963
Fabricated products	1,395	435	92

Total	$53,790	$49,296	$33,228

Interest expense, net:
Water transmission	$3,513	$3,547	$3,447
Tubular products	3,290	2,401	1,556
Fabricated products	580	398	207

Total	$7,383	$6,346	$5,210

Depreciation and amortization of property and equipment:
Water transmission	$2,501	$2,380	$2,033
Tubular products	1,598	2,588	1,537
Fabricated products	268	259	229

Total	4,367	5,227	3,799
Corporate	1,084	976	895

Total	$5,451	$6,203	$4,694

Capital expenditures:
Water transmission	$13,289	$6,977	$2,983
Tubular products	3,758	4,733	7,811
Fabricated products	221	80	148

Total	17,268	11,790	10,942
Corporate	1,234	205	173

Total	$18,502	$11,995	$11,115

Net sales by geographic area:
United States	$313,765	$275,445	$234,603
Other	15,241	16,465	10,384

Total	$329,006	$291,910	$244,987

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2005	2004
	(in thousands)
Goodwill:
Water transmission	$—	$—
Tubular products	21,451	21,451
Fabricated products	—	—

Total	$21,451	$21,451

Total Assets:
Water transmission	$213,252	$192,222
Tubular products	96,052	120,808
Fabricated products	11,924	6,790

Total	321,228	319,820
Corporate	17,257	15,583

Total	$338,485	$335,403

No one customer represented more than 10% of total sales in 2005, 2004 or 2003.

16. RELATED PARTY TRANSACTIONS:

The Company has ongoing business relationships with certain affiliates of Wells Fargo & Company (“Wells Fargo”). Wells Fargo, together with certain of its affiliates, owns more than ten percent of the Company’s outstanding stock. During the year ended December 31, 2005, the Company has made the following payments to affiliates of Wells Fargo: (i) capital and operating lease payments pursuant to which the Company leases certain equipment from such affiliates, (ii) payments of interest and fees pursuant to letters of credit originated by such affiliates, (iii) payments of principal and interest on an industrial development bond, and (iv) payments of principal, interest and related fees in connection with loan agreements between the Company and such affiliates. Payments made by the Company to Wells Fargo and its affiliates amounted to $3.3 million, $3.5 million and $3.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Balances due to Wells Fargo and its affiliates were $0 and $30.9 million at December 31, 2005 and 2004, respectively.

NORTHWEST PIPE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. QUARTERLY DATA (UNAUDITED):

Summarized quarterly financial data for 2005 and 2004 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(amounts in thousands, except per share amounts)
2005
Net sales:
Water transmission	$56,033	$59,963	$61,747	$54,359
Tubular products	19,565	22,882	20,486	17,732
Fabricated products	3,160	3,581	4,521	4,977

Total net sales	$78,758	$86,426	$86,754	$77,068

Gross profit:
Water transmission	$10,327	$12,465	$12,709	$11,258
Tubular products	1,757	1,127	1,076	1,676
Fabricated products	113	133	454	695

Total gross profit	$12,197	$13,725	$14,239	$13,629

Net income	$2,591	$3,428	$3,976	$3,391

Earnings per share:
Basic	$0.39	$0.51	$0.58	$0.50
Diluted	$0.37	$0.49	$0.56	$0.48

2004
Net sales:
Water transmission	$36,297	$37,615	$46,242	$57,611
Tubular products	27,965	29,194	26,073	19,303
Fabricated products	2,460	2,826	2,949	3,375

Total net sales	$66,722	$69,635	$75,264	$80,289

Gross profit:
Water transmission	$6,642	$7,227	$8,920	$11,074
Tubular products	1,703	4,477	5,027	3,791
Fabricated products	83	168	125	59

Total gross profit	$8,428	$11,872	$14,072	$14,924

Net income	$1,147	$3,046	$3,938	$4,246

Earnings per share:
Basic	$0.17	$0.46	$0.59	$0.64
Diluted	$0.17	$0.45	$0.58	$0.62

NORTHWEST PIPE COMPANY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(dollar amounts in thousands)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$75	$133
Trade and other receivables, less allowance for doubtful accounts of $290 and $500	62,958	64,538
Costs and estimated earnings in excess of billings on uncompleted contracts	62,593	73,161
Inventories	62,704	51,070
Refundable income taxes	—	1,518
Deferred income taxes	2,278	1,543
Prepaid expenses and other	1,147	1,474
Assets held for sale	—	2,900

Total current assets	191,755	196,337
Property and equipment less accumulated depreciation and amortization of $39,438 and $37,912	129,393	117,369
Goodwill, less accumulated amortization of $2,266	21,451	21,451
Prepaid expenses and other	4,115	3,328

Total assets	$346,714	$338,485

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$9,286	$9,286
Current portion of capital lease obligations	27	75
Accounts payable	36,220	28,914
Accrued liabilities	8,962	7,634

Total current liabilities	54,495	45,909
Note payable to financial institution	35,464	41,353
Long-term debt, less current portion	49,286	53,571
Capital lease obligations, less current portion	1	7
Deferred income taxes	25,302	23,786
Deferred gain on sale of fixed assets	9,361	11,849
Pension and other benefits	2,740	2,545

Total liabilities	176,649	179,020

Commitments and Contingencies (Note 8)

Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 15,000,000 shares authorized, 6,862,989 and 6,839,962 shares issued and outstanding	69	68
Additional paid-in-capital	43,611	42,973
Retained earnings	128,459	118,498
Accumulated other comprehensive loss:
Minimum pension liability	(2,074)	(2,074)

Total stockholders’ equity	170,065	159,465

Total liabilities and stockholders’ equity	$346,714	$338,485

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net sales	$77,856	$86,426	$156,674	$165,184
Cost of sales	65,052	72,701	131,406	139,262

Gross profit	12,804	13,725	25,268	25,922

Selling, general and administrative expense	6,894	6,430	13,310	12,533

Gain on sale of assets	(7,674)	—	(7,674)	—

Operating income	13,584	7,295	19,632	13,389

Interest expense, net	1,729	1,721	3,487	3,602

Income before income taxes	11,855	5,574	16,145	9,787

Provision for income taxes	4,532	2,146	6,184	3,768

Net income	$7,323	$3,428	$9,961	$6,019

Basic earnings per share	$1.07	$0.51	$1.45	$0.89

Diluted earnings per share	$1.03	$0.49	$1.40	$0.86

Shares used in per share calculations:
Basic	6,854	6,762	6,848	6,731

Diluted	7,131	7,010	7,128	7,012

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2006	2005
Cash Flows From Operating Activities:
Net income	$9,961	$6,019
Adjustments to reconcile net income to net cash provide by (used in) operating activities:
Depreciation and amortization of property and equipment	1,846	2,683
Amortization of debt issuance costs	148	86
Deferred income taxes	781	505
Deferred gain on sale-leaseback of equipment	(711)	(710)
(Gain) loss on disposal of property and equipment	(7,630)	39
Stock based compensation expense	200	—
Tax benefit of stock options exercised	(95)	276

Changes in current assets and liabilities:
Trade and other receivables, net	1,580	(6,153)
Costs and estimated earnings in excess of billings on uncompleted contracts	10,568	(11,931)
Inventories	(11,634)	9,566
Refundable income taxes	1,518	—
Prepaid expenses and other	(608)	1,242
Accounts payable	7,306	(14,335)
Accrued and other liabilities	1,618	(683)

Net cash provided by (used in) operating activities	14,848	(13,396)

Cash Flows From Investing Activities:
Additions to property and equipment	(15,513)	(11,016)
Proceeds from sale of property and equipment	10,396	—

Net cash used in investing activities	(5,117)	(11,016)

Cash Flows From Financing Activities:
Proceeds from a sale-leaseback	—	9,500
Proceeds from sale of common stock	344	1,370
Net (payments) borrowings under notes payable from financial institutions	(5,889)	17,194
Borrowings from long-term debt	—	4,500
Payments on long-term debt	(4,285)	(7,214)
Payment of debt issuance costs	—	(131)
Payments on capital lease obligations	(54)	(736)
Tax benefit of stock options exercised	95	—

Net cash (used in) provided by financing activities	(9,789)	24,483

Net (decrease) increase in cash and cash equivalents	(58)	71
Cash and cash equivalents, beginning of period	133	89

Cash and cash equivalents, end of period	$75	$160

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying unaudited financial statements as of and for the three and six months ended June 30, 2006 and 2005 have been prepared in conformity with generally accepted accounting principles in the United States of America. The financial information as of December 31, 2005 is derived from the audited financial statements presented in the Northwest Pipe Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005. Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair statement of the results of the interim periods presented. The accompanying financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005, as presented in the Company’s Annual Report on Form 10-K.

Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2006 or any portion thereof.

2. Earnings per Share

Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares outstanding during the period. Incremental shares of 277,010 and 247,621 for the three months ended June 30, 2006 and 2005, respectively, and incremental shares of 280,342 and 280,644 for the six months ended June 30, 2006 and 2005, respectively, were used in the calculations of diluted earnings per share. For the three and six months ended June 30, 2006, options to purchase 3,495 and 1,757 shares, respectively, were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the underlying common stock during these periods and thus the options would be antidilutive. For the three and six months ended June 30, 2005, the calculation of diluted earnings per share included all common equivalent shares.

3. Inventories

Inventories are stated at the lower of cost or market. Finished goods, Tubular Products and Fabricated Products Raw materials, and Materials and supplies are stated at standard cost, which approximates the first-in, first-out method of accounting. Water Transmission steel inventory is valued on a specific identification basis, and coating and lining materials are stated on a moving average cost basis. Inventories consist of the following:

	June 30, 2006	December 31, 2005
	(in thousands)
Finished goods	$29,319	$24,682
Raw materials	30,906	24,145
Materials and supplies	2,479	2,243

	$62,704	$51,070

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Asset Held for Sale

On May 31, 2006, the Company completed the sale of its manufacturing facility in Riverside, California, included in Assets Held for Sale at December 31, 2005. A gain of $7.7 million was recorded.

5. Property and Equipment

Effective January 1, 2006, the Company elected to change its accounting method related to depreciation of certain equipment from the straight-line method of depreciation to the units of production method of depreciation, which is considered a preferable method of accounting for such long-lived, nonfinancial assets. The Company has determined this change to be preferable under accounting principles generally accepted in the United States as it more accurately reflects the pattern of consumption of the equipment. In accordance with Financial Accounting Standards (“SFAS”) No. 154 “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” this change, accounted for as a change in estimate effected by a change in accounting principle, has been applied prospectively. The impact of the change in the current period was a decrease in depreciation expense of $965,000 during the six months ended June 30, 2006, or $0.08 per diluted share.

6. Segment Information

The Company’s operations are organized in three business segments, which are based on the nature of the products sold. Management evaluates segment performance based on segment gross profit. There were no material transfers between segments in the periods presented.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(in thousands)		(in thousands)
Net sales:
Water Transmission	$51,343	$59,963	$107,290	$115,996
Tubular Products	22,593	22,882	41,493	42,447
Fabricated Products	3,920	3,581	7,891	6,741

Total	$77,856	$86,426	$156,674	$165,184

Gross profit:
Water Transmission	$9,816	$12,465	$19,989	$22,792
Tubular Products	2,654	1,127	4,562	2,884
Fabricated Products	334	133	717	246

Total	$12,804	$13,725	$25,268	$25,922

7. Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing, “ to clarify the accounting for abnormal amounts of idle facility

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, the Company adopted the provisions of SFAS 151 effective January 1, 2006. The adoption of SFAS 151 did not have a significant impact on the Company’s financial position or results of operations.

In June 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its financial position or results of operations.

8. Contingencies

In November 1999, the Oregon Department of Environmental Quality (“ODEQ”) requested performance of a preliminary assessment of the Company’s plant located at 12005 N. Burgard in Portland, Oregon. The purpose of the assessment is to determine whether the plant has contributed to sediment contamination in the Willamette River. The Company entered into a Voluntary Letter Agreement with ODEQ in mid-August 2000, and began working on the assessment. On December 1, 2000, a section of the lower Willamette River known as the Portland Harbor was included on the National Priorities List (“NPL”) at the request of the U.S. Environmental Protection Agency (“EPA”). EPA has not fully defined the stretch of the river that will make up the site. However, the full and final site will include “all suitable areas in proximity to the contamination necessary for the implementation of the response action” including upland portions of the Site that contain sources of contamination to the sediments in the river. The Company’s plant is not located on the Willamette River; it lies in what may be the uplands portion of the Portland Harbor Site. EPA and ODEQ have agreed to share responsibility for leading the investigation and cleanup of the Portland Harbor Site. ODEQ has the lead responsibility for conducting the upland work. The actual work in both the river and uplands is being performed by various owners or operators of land and facilities within the Site.

EPA and ODEQ have notified the Company and 68 other parties of potential liability under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the Resource Conservation and Recovery Act (“RCRA”) with respect to the Portland Harbor Site. EPA and ODEQ have urged the Company and other parties receiving the letters to voluntarily enter into negotiations to participate in a remedial investigation and feasibility study (“RI/FS”) at the Portland Harbor Site. That RI/FS is currently being conducted by a group of potentially responsible parties known as the Lower Willamette Group (“LWG”). The Company and other parties are currently in negotiation with EPA,

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ODEQ and the LWG regarding what role, if any, the Company will play in ongoing RI/FS work. Therefore, the extent of the Company’s participation in this work is not known, and no adjustments to the Company’s financial statements have been recorded for this matter.

In 2001, groundwater containing elevated volatile organic compounds (VOCs) was identified in one localized area of the Company’s property furthest from the river. Assessment work in 2002 and 2003 to further characterize the groundwater is consistent with the initial conclusion that a source of the VOCs is located off site. There is no evidence at this time showing a connection between detected VOCs in groundwater and Willamette River sediments. ODEQ recommended a remedial investigation and feasibility study for further evaluation of both groundwater and stormwater at the plant. On January 25, 2005, ODEQ and the Company entered into a Voluntary Agreement for Remedial Investigation and Source Control Measures. The Company completed the additional assessment work required by the Agreement and submitted a Remedial Investigation/Source Control Evaluation Report to ODEQ on December 30, 2005. The conclusions of the report indicate that VOCs in groundwater do not present an unacceptable risk to human or ecological receptors in the Willamette River, stormwater is appropriately managed under the Company’s NPDES permit and the risk assessment screening results justify a No Further Action determination for the facility. The ODEQ review of this report is ongoing. ODEQ is expected to make its recommendations by late-2006.

The Company operates under numerous governmental permits and licenses relating to air emissions, stormwater run-off, and other matters. The Company is not aware of any current material violations or citations relating to any of these permits or licenses. It has a policy of reducing consumption of hazardous materials in its operations by substituting non-hazardous materials when possible. The Company’s operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder which, among other requirements, establish noise and dust standards. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of its business. The Company maintains insurance coverage against potential claims in amounts that it believes to be adequate. Management believes that it is not presently a party to any other litigation, the outcome of which would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

9. Share-based Compensation

The Company has one active stock option plan, the 1995 Stock Option Plan for Nonemployee Directors, which provides for the grant of nonqualified options at an exercise price which is not less than 100 percent of the fair value on the grant date. In addition, the Company has one inactive stock option plan, the Amended 1995 Stock Incentive Plan, under which previously granted options remain outstanding and continue to vest. There were 703,309 shares of common stock reserved for issuance under the

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s stock compensation plans at June 30, 2006, against which 694,309 options have been granted and remain outstanding. The plans provide that options become exercisable according to vesting schedules, which range from immediate for nonemployee directors to ratably over a 60-month period for all other options. Options terminate 10 years from the date of grant.

In December 2004, the FASB issued SFAS No. 123(R), “Share Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed.

Prior to adopting SFAS 123(R), the Company accounted for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (SFAS 148). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price of the option. No share-based employee compensation cost was recognized in the Company’s financial statements for the period ended June 30, 2005, as all options previously granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to share-based compensation.

	Three months ended June 30, 2005	Six months ended June 30, 2005
	(in thousands, except per share data)
Net income, as reported	$3,428	$6,019
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(110)	(175)

Pro forma net income	$3,318	$5,844

Earnings per share:
Basic—as reported	$0.51	$0.89
Basic—pro forma	$0.49	$0.87
Diluted—as reported	$0.49	$0.86
Diluted—pro forma	$0.47	$0.83

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using a modified version of prospective application. Under this transition method, compensation cost is recognized after the effective date as the requisite service is rendered for (i) the portion of outstanding options for which the

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requisite service had not yet been rendered at December 31, 2005, based on the grant-date fair value of those options calculated under Statement 123 for pro forma disclosures and (ii) all share-based payments granted subsequent to the effective date, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Under the modified version of prospective application, prior period financial statements have not been restated.

For the three and six month periods ended June 30, 2006, total share-based compensation expense of $126,000 and $200,000, respectively, was included in selling, general and administrative expense and deducted in arriving at income before provision for income taxes, and net income was reduced by $78,000 and $123,000, respectively. As of June 30, 2006, $89,000 of unrecognized compensation expense related to nonvested options is expected to be recognized over a weighted average period of 11 months.

The fair value of each option granted under the Company’s stock option plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the assumptions noted in the following table. The risk-free interest rate is based on the U.S. Treasury yield curve corresponding to the expected life of the option in effect at the time of the grant. The expected life is based on the historical exercise pattern of similar groups of employees. Expected volatility is based on the historical volatility of the Company’s stock.

	Six months ended June 30,
	2006	2005
Risk-free interest rate	5.02%	4.01%
Expected dividend yield	0%	0%
Expected volatility	42.29%	45.74%
Expected lives (years)	5.28	6.44

The weighted average grant date fair value of options granted during 2006 and 2005 was $12.88 and $11.77, respectively.

SFAS 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as previously required under the Emerging Issues Task Force Issue No. 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.” The SFAS 123(R) requirement reduces reported operating cash flows and increases reported financing cash flows in periods after adoption. As a result, net financing cash flows included $95,000 for the six months ended June 30, 2006, from the benefits of tax deductions in excess of recognized compensation cost. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

NORTHWEST PIPE COMPANY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of status of the Company’s stock options as of June 30, 2006 and changes during the six months then ended is presented below:

	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance, January 1, 2006	711,336	$16.06
Options granted	6,000	28.31
Options exercised	(23,027)	14.93
Options canceled	—	—

Balance, June 30, 2006	694,309	$16.21	3.26	$6,332

Exercisable, June 30, 2006	684,814	$16.18	3.22	$6,262

The total intrinsic value, defined as the difference between the current market value and the grant price, of options exercised during the six months ended June 30, 2006 was $299,000.

Related Party Transactions

The Company has ongoing business relationships with certain affiliates of Wells Fargo & Company (“Wells Fargo”). Wells Fargo, together with certain of its affiliates, is the Company’s largest shareholder. During the three and six months ended June 30, 2006, the Company made payments to affiliates of Wells Fargo for operating lease payments, pursuant to which the Company leases certain equipment from such affiliates. During the three and six months ended June 30, 2005, the Company also made the following payments to affiliates of Wells Fargo: (i) payments of interest and fees pursuant to letters of credit originated by such affiliates, (ii) payments of principal and interest on an industrial development revenue bond, and (iii) payments of principal, interest and related fees in connection with loan agreements between the Company and such affiliates. Payments made by the Company to Wells Fargo and its affiliates amounted to $87,000 and $225,000, respectively, for the three and six months ended June 30, 2006, and $2.3 million and $3.1 million, respectively, for the three and six months ended June 30, 2005. Balances due to Wells Fargo and its affiliates were $0 at June 30, 2006 and December 31, 2005.

Engineered Steel Pipe Water Systems

Northwest Pipe Company

1,700,000 Shares

Common Stock

PROSPECTUS

Jefferies & Company

D.A. Davidson & Co.

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the registrant in connection with the offering described in this registration statement. All amounts, except the SEC registration fee and the NASD filing fee, are estimates.

SEC Registration Fee	$6,263
NASD Filing Fee	6,353
Nasdaq Listing Fee	19,550
Printing Expenses	40,000
Accounting Fees and Expenses	100,000
Legal Fees and Expenses	200,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous Expenses	22,834

Total	$400,000

Item 15. Indemnification of Directors and Officers.

As an Oregon corporation, the registrant is subject to the Oregon Business Corporation Act (“OBCA”) and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of the registrant’s Second Restated Articles of Incorporation, as amended (the “Articles”), eliminates the liability of the registrant’s directors to the registrant or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not opposed to the corporation’s best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation’s articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

The Articles require the registrant to indemnify its directors and officers to the fullest extent not prohibited by law.

The registrant has entered into indemnity agreements with each executive officer of the registrant and each member of the registrant’s board of directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

Item 16. Exhibits.

Number	Description
1.1	Form of Underwriting Agreement

4.1	Second Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1, as amended, effective November 30, 1995, Commission Registration No. 33-97308 (“the S-1”))

4.2	First Amendment to Second Restated Articles of Incorporation

4.3	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the S-1)

4.4	Form of Rights Agreement dated as of June 28, 1999 between the registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 1.1 to the registrant’s Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on July 1, 1999)

5.1	Opinion of Ater Wynne LLP as to the legality of the securities being registered

23.1	Consent of Ater Wynne LLP (included in legal opinion filed as Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney (included in signature page in Part II of the registration statement)

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on October 19, 2006.

NORTHWEST PIPE COMPANY

By:	/S/ BRIAN W. DUNHAM
Brian W. Dunham
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been duly signed by the following persons in the capacities indicated on October 19, 2006.

	WILLIAM R. TAGMYER* William R. Tagmyer	Chairman of the Board and Director

	/S/ BRIAN W. DUNHAM Brian W. Dunham	Director, President, Chief Executive Officer (Principal Executive Officer)

	/S/ JOHN D. MURAKAMI John D. Murakami	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

	WAYNE B. KINGSLEY* Wayne B. Kingsley	Director

	RICHARD A. ROMAN* Richard A. Roman	Director

	NEIL R. THORNTON* Neil R. Thornton	Director

* By:	/S/ BRIAN W. DUNHAM Brian W. Dunham Attorney-in-fact

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